As filed with the Securities and Exchange Commission on May 27,2005
Registration No. 333-87006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 AMENDMENT NO. 7

                             SMART TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)


              FLORIDA                            5960                           65-1114299

(State or Other Jurisdiction of      (Primary Standard             (IRS Employer Identification Number)
Incorporation or Organization)       Industrial Classification
                                     Code Number)


                682 AARON COURT, BUILDING #6, KINGSTON, NY 12401
                                  845-339-4083
    (Address and telephone number of Registrant's principal executive office)

              5 RUE DU CHEVALIER SAINT GEORGE, 75008 PARIS, FRANCE
                                +33-1-44-77-92-20
   (Address and telephone number of Registrant's principal place of business)

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO
          TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box. [x]

CALCULATION OF REGISTRATION FEE


                                                     Proposed              Proposed
  Title of each class                                maximum                maximum
   of securities to          Amount to be           aggregate              aggregate              Amount of
     be registered             registered         price per share        offering price        registration fee
     -------------             ----------         ---------------        --------------        ----------------

Common stock, par              1,142,351             $5.00(2)            $5,711,755(2)            $689.41
value $0.0001 per share        shares (1)

----

(1)  The Selling Shareholders listed in the prospectus may sell up to 1,142,351 shares when this registration statement filed with the Securities and
     Exchange Commission is effective .

(2)  Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933.

                                   -----------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure of Alternative Used: Alternative 1 |_| ;  Alternative 2 |X|


The information in the prospectus is not complete and may be changed. The
Selling Shareholders may not sell the shares covered by this prospectus until the related registration statement filed with the Securities and Exchange
Commission has become effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                                Subject to completion,
                                                  dated ________,2005

PROSPECTUS

                             SMART TECHNOLOGY, INC.

                        1,142,351 SHARES OF COMMON STOCK

         The persons listed as Selling Shareholders beginning on page 9 of this prospectus are using this prospectus to offer for sale a total of 1,142,351 shares of common stock of Smart Technology, Inc. We will not receive any of the proceeds from the sale of the shares by the Selling Shareholders.

         These shares may be offered for sale at any time after the registration statement filed with the Securities and Exchange Commission is declared effective. Unless it is terminated earlier, the offering period will be for a period of two years from the effective date of this prospectus.

         There is at present no established public trading market for the shares. The Selling Shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. These shares may be sold by the Selling Shareholders in one or more transactions at the price of
$5.00 per share until such time as the shares may be quoted on the
Over-the-Counter Bulletin Board, at which time they may be sold at prices and on terms then prevailing, or at prices related to the then current market price, or in negotiated transactions. We intend to work with market makers to cause the shares to be quoted on the Over-the-Counter Bulletin Board, but we can give no assurance that they will be so quoted.

         Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which such transactions occur or the existence of an exemption from registration.

         AN INVESTMENT IN THESE SHARES INVOLVES A HIGH DEGREE OF RISK. YOU
SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS
PROSPECTUS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

                              ______________, 2005

                                       -1-

                                TABLE OF CONTENTS

SECTION                                                                     PAGE

Disclosure of Commission Position on Indemnification for Securities Act


                               PROSPECTUS SUMMARY

         The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."

         "Common stock" refers to the shares of common stock, par value $0.0001 each, of Smart Technology, Inc.

         "OTCBB" refers to the Over-the-Counter Bulletin Board administered by the National Association of Securities Dealers, Inc.

THE COMPANY

         Smart Technology, Inc. ("STI") was incorporated in Florida on May 14,
2001. On March 24, 2003, it acquired all of the shares of Irisio s.a.r.l.
("Irisio"), a French limited liability company which had been formed in 2001.
Irisio had been engaged in the business of developing software designed to customer specifications for walkie-talkies and for enabling the tracking of vehicles, personnel and merchandise by means of the existing Global Positioning
System ("GPS"). The GPS system is a constellation of 24 orbiting earth satellites, which provides

                                       -2-

navigation and geographic data to military and civilian users worldwide. Unless otherwise indicated, all references in this prospectus to "we", "us", "our", or
"the Company" refer to STI including Irisio.

         Through Irisio, we market and sell GPS tracking devices to the commercial market, principally in France. These devices have been fitted with our own proprietary software and enable the user to track where its vehicles, personnel and merchandise carrying tracking receptors are located or have moved.
We propose to enter the United States market in late 2005, and we have opened offices in Kingston, N.Y. in connection with that endeavor. (See "The Company"
below.)

         Since inception, we have never had a net profit.

         The principal executive offices of STI are located at 682 Aaron Court,
Building #6, Kingston, N.Y. 12401, telephone 845-339-4083, fax 845-331-1602. The principal place of business of the Company is located at 5 rue du Chevalier
Saint George, 75008 Paris, France, telephone +33-1-44-77-92-20. Information about our products and services can be found at our internet website
www.irisio.com.

THE OFFERING

         Up to 1,142,351 shares of common stock, or 59% of the 1,934,908 outstanding shares, may be sold under this prospectus by the Selling
Shareholders for a period of two years after the registration statement containing this prospectus has become effective. We will thereafter file reports with the Securities and Exchange Commission during that period as required by the Securities Exchange Act of 1934.

         The Company will not receive any money from sales by the Selling
Shareholders. The shares are being offered directly by the Selling Shareholders.
There is no established public trading market for our shares. The Selling
Shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. These shares may be sold by the Selling
Shareholders in one or more transactions at prices and at terms then prevailing, or at prices related to the then current market price, or in negotiated transactions.

         The Selling Shareholders will offer the shares at a price of $5.00 per share until such time as the shares may be quoted on the Over-the-Counter
Bulletin Board, at which time they may be sold at prices and on terms then prevailing, or at prices related to the then current market price, or in negotiated transactions. We intend to work with market makers to cause the shares to be quoted on the OTCBB, but there can be no assurance that any market maker will agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCBB.

NUMBER OF SHARES OUTSTANDING

         At May 1, 2005, we had 1,934,908 shares of our common stock outstanding. All of such shares constitute "restricted securities", as that term is defined by the Securities and Exchange Commission, and none of such shares is freely tradable.

                                       -3-

RISKS AND CONFLICTS OF INTEREST

         Any investment in STI common stock involves substantial risks, including those described under "Risk Factors" below. No officer or director of
STI or Irisio is offering any shares of common stock for sale at this time, either pursuant to this prospectus or otherwise. Persons who may be affiliates of the Company are offering shares hereunder. (See "Selling Shareholders"
below.)

                         SUMMARY FINANCIAL DATA

         The following is a summary of the financial data contained in this prospectus.


                                                     YEAR
                                                    ENDED              YEAR      THREE MONTHS        THREE  MONTHS
                                                 DECEMBER    ENDED DECEMBER             ENDED                ENDED
STATEMENT OF OPERATIONS DATA:                    31, 2003          31, 2004    MARCH 31, 2004       MARCH 31, 2005
-----------------------------                    --------          --------    --------------       --------------
                                               (RESTATED)                         (UNAUDITED)          (UNAUDITED)

Revenues                                         $170,235          $804,582           $37,197             $406,584
Gross margin                                      $70,924          $276,238            $4,259             $251,528
Loss from continuing operations                ($793,486)      ($1,734,463)        ($139,553)           ($278,959)
Net loss                                       ($796,631)      ($1,807,067)        ($139,553)           ($291,540)

Net loss per common share (1)                     ($0.63)           ($1.06)           ($0.10)              ($0.16)




                                               AT DEC.31,       AT DEC. 31,                           AT MARCH 31,
SELECTED BALANCE SHEET DATA:                         2003              2004                                   2005
----------------------------                         ----              ----                                   ----

Working capital                                  $372,676          $689,744                               $593,887
Total assets                                     $603,993        $1,621,114                             $1,704,954

Total liabilities                                $117,143          $428,884                               $501,596

Stockholders equity                              $486,850        $1,192,230                             $1,203,358


----------
(1)  Loss per share is based on the weighted average number of outstanding common shares.

                                       -4-

                                  RISK FACTORS

         We commenced business operations in 2003. Before making an investment, you should consider carefully, among others, the following risk factors as well as the other information included in this prospectus. The risks and uncertainties described below are not the only ones facing our Company.

1. WE DO NOT HAVE A HISTORY OF PROFITABILITY.

         We have never had a net profit. In 2003, which was our first year of operations in which we generated revenues, we had a net loss of $796,631. In
2004, our net loss amounted to $1,807,067. There can be no assurance as to when, if ever, we may become profitable.

2. THERE IS PRESENTLY NO PUBLIC TRADING MARKET FOR OUR COMMON STOCK AND THE
SELLING SHAREHOLDERS ARE OFFERING UNDER THIS PROSPECTUS ALMOST ALL OF THE
OUTSTANDING SHARES EXCEPT THOSE OWNED BY OUR CHIEF EXECUTIVE OFFICER.

         There is no established public trading market for our shares. The shares being offered under this prospectus constitute almost all of the outstanding shares except those owned by our chief executive officer. Our shares are not and have not been listed or quoted on any exchange or quotation system.
Although we intend to cause the shares to be quoted on the OTCBB, there can be no assurance that a market maker will agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCBB. Nor can we give any assurance that such an application for quotation will be approved or that a regular trading market will develop, or that if developed, it will be sustained. In the absence of a trading market, an investor may be unable to liquidate its investment. If only a limited market for our shares develops, that market may be very volatile. Consequently, if you choose to purchase shares in this offering by the Selling Shareholders, you should understand that you may not be able to resell your shares or only at a deep discount, and that they may be an illiquid investment. Accordingly, you should consider any purchase of shares as speculative.

3. THE OFFERING PRICE BY THE SELLING SHAREHOLDERS WAS DETERMINED ARBITRARILY AND
IS IN EXCESS OF THE ACTUAL NET TANGIBLE BOOK VALUE.

         The offering price by the Selling Shareholders until the quotation of the shares on the OTCBB of five dollars per share has been determined by the
Board of Directors of STI and bears no relationship to our assets, book value or net worth. Such amount was the sale price received by us in our most recent offshore share sales transactions. (See "The Company - Funding of the Company"
below.) Hence, any purchasers of shares in this offering by the Selling
Shareholders may pay a price per share that proportionately substantially exceeds the value of our assets after subtracting liabilities.

4. OUR COMMON STOCK MAY BE SUBJECT TO THE SEC'S RULES RELATING TO "PENNY STOCK"
AND THE DIFFICULTY OF SELLING IT MAY MAKE IT AN ILLIQUID INVESTMENT.

         Our shares may be subject to the low-priced security (or so-called
"penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange
Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account.

                                       -5-

These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

5. WE HAVE FEW RESOURCES, LITTLE CAPITAL AND LOW NET WORTH AND WE MAY REQUIRE
ADDITIONAL CAPITAL. IF WE CANNOT EXPAND OUR BUSINESS AND OBTAIN ADDITIONAL
CAPITAL, IF REQUIRED, WE MAY NOT BE ABLE TO CONTINUE TO DO BUSINESS.

         We commenced selling products in 2003. We have a low net worth We lack a large personnel force and have little capital equipment. Although we believe we have sufficient funds, which at present amount to approximately $500,000 for our current operating plans, we would be under-capitalized in the event our sales exceeded our current projections for 2005, or about $5,000,000. This could lead to cash shortages and other limitations with respect to personnel, technological, financial and other resources.

         In addition, we lack a significant client base and market recognition.
Because of these factors, our activities may not attain the level of recognition and market acceptance necessary for us to become a viable business. If we have incorrectly estimated the costs of expanding our client base outside of France or of obtaining a substantial volume of sales, we may expend significantly more funds than anticipated without generating profits. We would then have insufficient cash flow, and we would have to seek additional funding, either in the form of debt or equity sales. Moreover, we could encounter costs not currently foreseen relating to the costs of developing a market for our products in the United States. If we were not able to develop such sources of additional funding, it could result in our inability to continue to do business.

6. IF WE CANNOT GENERATE ADDITIONAL OPERATING REVENUES OR RAISE FUNDS THROUGH
THE CONTINUED SALE OF OUR COMMON STOCK SUFFICIENT TO COVER EXPENSES, WE WILL
HAVE TO DISCONTINUE OPERATIONS.

         To date, our only subsidiary has engaged in limited product sales and, accordingly, we have received operating revenues which have not enabled us to meet our expenses from those revenues. As of December 31, 2003, we had assets totaling $603,993, mainly consisting of cash from subscriptions for our common stock, and as of December 31, 2004, assets totaling $1,621,114. The majority of our cash flow has been derived from the sale of our shares in Europe ($2,121,019 in 2004) and not from operations (see "The Company - Funding of the Company"
below). Our expenses are not limited to operating expenses for the development of our products and services. We have agreed to pay out of our working capital the expenses incurred in connection with the registration under the Securities
Act of 1933 of this offering by the Selling Shareholders, together with the expenses of causing the shares to be quoted on the OTCBB. We will also incur substantial continuing costs in connection with becoming a reporting company under the United States securities laws which would be required after this offering by the Selling Shareholders pursuant to this prospectus . In the event we cannot generate operating revenues or raise additional funds through the sale of our common stock or some other method (e.g., debt) sufficient to cover our expenses, we will have to discontinue operations.

         The expansion of our business is dependent upon our continuing to raise capital by selling our shares in France. Such growth needs the cash flow produced by such sales. At present, we estimate that we will have sufficient working capital to maintain our present business operations for the next twelve months, but we will have to raise additional capital of approximately $750,000 in order to be able to expand the business more quickly. In the event our shares, all of which have restricted transferability, were no longer able to be sold offshore, our ability to generate sufficient funds to expand our business might be materially adversely affected.

                                       -6-

7. WE DEPEND UPON A FEW KEY CUSTOMERS IN A CONCENTRATED MARKET FOR MUCH OF OUR
BUSINESS, AND OUR SALES TO THEM ARE MADE PRINCIPALLY ON A SPOT BASIS RATHER THAN
UNDER LONG-TERM AGREEMENTS. WE HAVE NO CONTRACTUAL ASSURANCE THAT THEY WILL
CONTINUE TO BUY FROM US IN THE FUTURE.

         During 2003, our three largest customers accounted for 31% of our sales, and our five largest customers accounted for 42% of our sales. In 2004, our three largest customers accounted for 56% of our sales, and our five largest customers accounted for 64% of our sales. In almost all cases, we have no sales contracts with any of our customers; their purchases of our products are on a spot basis and we have no assurance they will purchase products from us again.
(See "The Company - Principal Customers".) Because the number of our customers is limited, an adverse change in, or termination of, our relationship with one or more of our customers could have a material adverse impact on our business and financial condition. In addition, we are not certain that we will be successful in obtaining customers in the future as planned through either the use of revenues from our sales or the use of funds raised from third party resources.

8. OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, AND IF WE FAIL TO
DEVELOP AND MARKET NEW TECHNOLOGIES RAPIDLY, OUR PRODUCTS MAY BECOME OBSOLETE.

         The software industry in which we compete is characterized by rapid technological change that could render our existing products obsolete. The development of our product software entails significant technical and business risks. We can give no assurance that we will successfully use new technologies effectively or adapt our products to customer requirements or needs. If our management is unable, for technical, legal, financial, or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, we may never become profitable, which may result in the loss of all or part of your investment.

9. OUR SOFTWARE IS UNABLE TO BE PATENTED, AND CONSEQUENTLY WE ARE VULNERABLE TO
SOMEONE COPYING OUR PROCESS WITHOUT OUR AUTHORIZATION.

         Under the laws of the European Union regulating protection of intellectual property, we are not able to obtain patent protection for our software in France and other countries of the European Union. Accordingly, if our proprietary software is used without our authorization, we may not be able to protect our technology, and its unauthorized use might result in competing versions of our products being sold without compensation paid to us. Also, our application for a process patent, which is possible instead of a software patent, was rejected on the grounds that several patents had been filed prior to ours on portions of the process for which we applied. As a result, we cannot ascertain that we will not be sued in the future by any of the prior patent holders for patent infringement. We intend to file our source codes for copyright protection with InterDeposit, an international federation for data-processing and information technologies in Geneva, that would protect us against a copy of our source code. (See "The Company - Trademarks, Copyrights and Patents" below).

10. WE COMPETE WITH MUCH LARGER COMPANIES.

         The GPS tracking markets in which we are engaged are subject to vigorous competition. (See "The Company - Competition".) Our competitors include other companies manufacturing and developing GPS tracking technology, wholesale distributors and retail distribution companies, many of which are larger and have much greater financial and marketing resources than we do. To the extent that these competitors are able to introduce innovative products into the market and aggressively protect their existing market shares through price reduction and providing other purchasing incentives to our targeted customers,

                                       -7-

our financial condition, results of operations and cash flows could be materially and adversely affected.

11. OUR MANAGEMENT HAS LIMITED EXPERIENCE IN THE DEVELOPMENT AND SALE OF
SOFTWARE USED IN GPS TRACKING DEVICES.

         The majority of our officers have little experience in the development and sale of GPS tracking devices. It is critical to our commercial viability that Messrs. Asselineau, Bouverot and Gal are able to use their past business experience to develop their commercial contacts, and succeed in the general salesmanship of our products to assure our ability to achieve a commercially viable market share of the GPS tracking business. A description of their past business experience is set forth under "Directors, Executive Officers and
Significant Employees" below. In the event they are not successful in supervising the development of competitive products and soliciting and maintaining a customer base for those products, the Company might be unable to sell a sufficient amount of its products to generate sufficient revenue to continue in business.

12. AT PRESENT, WE CONDUCT OUR BUSINESS IN THE EURO MARKET, AND THE CURRENCY
FLUCTUATIONS IN THE CONVERSION OF OUR FINANCIAL TRANSACTIONS INTO DOLLARS COULD
DISTORT OUR FINANCIAL RESULTS.

         Although we are incorporated in the State of Florida and our executive office is located in New York, all of our business operations are presently conducted in Europe, principally in France. Our operating subsidiary currently records its transactions and prepares its financial statements in Euros. Its business operations are principally conducted in Euros. It also has incurred indebtedness in Euros. In periods when the dollar fluctuates against the Euro, its financial statements which are prepared in Euros may be materially distorted when converted into dollars. Fluctuations in the exchange rates affect the revenues and net income or losses reported, as well as the book value of our assets, the amount of our indebtedness and the amount of our shareholders equity. We do not hedge against currency rate fluctuations.

13. WE ARE A FLORIDA CORPORATION, BUT OUR ASSETS AND BUSINESS OPERATIONS ARE
LOCATED IN EUROPE. IF WE CANNOT ENFORCE OUR RIGHTS IN FOREIGN COUNTRIES AT
REASONABLE COSTS, WE WILL NOT BE ABLE TO CONTINUE TO DO BUSINESS.

         At present, our assets and business operations are located in France and to a small extent elsewhere in Europe. We must look to the laws and trade practices of foreign jurisdictions to secure our rights and define our obligations in respect of our doing business. Although we do not believe that any of the countries in which we do business presents a material risk to our operations, the costs to us as a Florida corporation to have to enforce our rights in a foreign jurisdiction or otherwise seek redress there could pose a material problem to us because of the inconvenience and expense of resorting to foreign courts.

14. THE ENFORCEMENT OF UNITED STATES SECURITIES LAWS AGAINST THE COMPANY AND ITS
MANAGEMENT COULD BE DIFFICULT.

         Although we are a Florida corporation, all of the Company's assets and business operations are located outside of the United States. The Company's only presence in the United States is an office in Kingston, N.Y., and the residency of two of our officers. As a result, it may not be possible for investors to enforce judgments against the Company.

                                       -8-

                             APPLICATION OF PROCEEDS

         We will not receive any money from the sales of shares by the Selling
Shareholders.

                                    DILUTION

         The offer by the Selling Shareholders of shares to the public will not cause any dilution in the common stock.

                              SELLING SHAREHOLDERS

         The following table sets forth information regarding ownership of STI common stock by the Selling Shareholders immediately prior to this offering, including the number of shares offered under this prospectus and any material relationship of such person with the Company or its affiliates in the past three years. Except as otherwise indicated, to our knowledge none of the Selling
Shareholders or their beneficial owners: (i) has had a material relationship with us other than as a shareholder at any time within the last three years;
(ii) has ever been one of our officers or directors or an officer or director of an affiliate of us; (iii) is a broker-dealer or an affiliate of a broker-dealer;
or (iv) at the time of acquisition of the shares, had any agreement or understanding with us or with anyone else, directly or indirectly, to distribute the shares.

         Upon completion of the sale of all of the 1,142,351 shares offered, except as otherwise indicated in the table below, none of the Selling
Shareholders will own any shares of common stock of STI. The number of outstanding shares of common stock on May 1, 2005 was 1,934,908 shares.

                                    SHARES         SHARES OFFERED    SHARES
                                    OWNED BEFORE   BY THIS           OWNED AFTER
SELLING SHAREHOLDERS                OFFERING       PROSPECTUS        OFFERING
--------------------                --------       ----------        --------
Louis ALEXALINE                     7,753          7,753             0
Josette ANDRIVON                    183            183               0
Pierre AURAND                       5,471          5,471             0
Jean-Baptiste BARBAZANGES           3,540          3,540             0
Gervais BASMAISON                   3,000          3,000             0
Andre BASTIDE                       2,420          2,420             0
Jean-Claude BATTIER                 500            500               0
Clarisse BAYLE                      1,049          1,049             0
Catherine BAZZO                     5,882          5,882             0
Gilles BEAUCHAUD                    5,540          2,420             3,120
Alphonse BELLONTE                   4,962          4,962             0
Sylvie BENISON                      1,223          1,223             0
Cyril BENOIT                        492            492               0
Jean-Marc BERNIGAUD                 14,400         14,400            0
Suzanne BESSON                      700            700               0

Bernard BOISSAT                     300            300               0
J. BORG                             1,624          1,624             0
Julien BORROT                       944            944               0
Monique BOUCHET                     1,480          1,480             0
Roger BOUCHET                       100            100               0
Veronique BOUCHET                   445            445               0
Alain BOUCHET                       2,050          2,050             0
Gilles BOUDAL                       3,600          3,600             0
Thierry BOUSQUET                    1,210          1,210             0
Michel BOUSSY                       2,252          2,252             0
Bruno BOYER                         1,140          1,140             0
J.J BOYER                           5,000          5,000             0
Josette BRIQUET                     1,270          1,270             0
BROWN BROTHERS HARRIMAN & CO. (1)   6,800          6,800             0
Claudine CANAL                      1,835          1,835             0
Stephane CANALI                     1,870          1,870             0
Luc CHABERT                         3,964          3,964             0
Bernard CHABRIER                    7,800          7,800             0
Frederic CHABRIER                   3,964          3,964             0
Ginette CHABRIER                    5,429          5,429             0
Serge CHAPUIS                       1,270          1,270             0
Monique CHARDON                     628            628               0
Robert CHANTELOT                    2,780          2,780             0
Thierry CHOMETON                    6,875          6,875             0
Reber COLQUHOLIN                    3,100          3,100             0
Pierre COMBE                        2,703          2,703             0
Jean-Jacques COMBEMOREL             14,577         14,577            0
Jean-Claude COMBRIS                 2,800          2,800             0
Pascal CORREIA                      1,225          1,225             0
Georges CROCHON                     5,564          5,564             0
Chantal CROCOMBETTE                 1,220          1,220             0
Albert & Chantal CROCOMBETTE        11,213         11,213            0
Bruno CROZET                        4,876          4,876             0
Beatrice CUNNINGHAM                 3,245          3,245             0
Joseph DE CLERCQ                    3,334          3,334             0
Guy DE FROMENT                      2,160          2,160             0
Robert DE GREFF                     3,821          3,821             0
Hubert DECARRE                      4,595          4,595             0
Georges DECRIEM                     1,370          1,370             0
Vincent DECRIEM                     922            922               0
Joel DEFRETIERE                     7,320          7,320             0
Hazel DEKKER                        3,334          3,334             0
Monique DELAIRE                     3,964          3,964             0
Thierry DELAMAIDE                   700            700               0
Christophe DELPOUGET                4,167          4,167             0
Christophe DELPOUGET                2,260          2,260             0
Bernard DERNE                       1,270          1,270             0

Jean-Pierre DESCHAMPS               1,000          1,000             0
Philippe DESIAGE                    646            646               0
Daniel DESIAGE                      1,000          1,000             0
Francine DESPLANQUES                8,735          8,735             0
Daniel DESVIGNES                    3,964          3,964             0
Raymonde DIZIER                     1,100          1,100             0
DMI JOAILLERIE  (2)                 45,502         45,502            0
Jean & Gisele DOUARRE               540            540               0
Fabien DUBOISSET                    400            400               0
Fabien & Severine DUBOISSET         400            400               0
Jean-Pierre DUBOST                  9,530          9,530             0
Daniel DUMAS                        6,084          6,084             0
Henri DUPANIER                      120            120               0
Charles DUPONT                      746            746               0
Christophe DUTERTRE                 760            760               0
Sylvain DUTOUYA                     700            700               0
Patrick ETE                         3,964          3,964             0
Norbert ETIENNE                     15,791         15,791            0
FEDERATION ENSEMBLE (3)             2,363          2,363             0
Edouard FEL                         18,513         18,513            0
Paul FIRBAL                         16,631         16,631            0
Hughues FLACHE                      1,035          1,035             0
Thierry FORESTIER                   1,230          1,230             0
Aline FOURNIER                      2,710          2,710             0
Gerard & Marcelle FOURNIER          1,891          1,891             0
Hugo FRANSEN                        4,950          4,950             0
Albert GABORIEAU                    16,232         16,232            0
Dominique GALLARDO                  650            650               0
Dm du Bois Dieu GASC Xavier         6,667          6,667             0
Roger & Odette GAY                  300            300               0
Jean GIDON                          9,147          9,147             0
Jacques GIRAUD                      600            600               0
J. GONCALVES                        2,992          2,992             0
Marie GOURSON                       1,856          1,856             0
Beatrice GOUTORBE                   3,640          2,360             1,280
H. GREEN                            1,000          1,000             0
Monique GRENERON                    1,400          1,400             0
Julien GRESILLON                    2,740          2,740             0
Patrice GROSJEAN                    1,160          1,160             0
Daniel GROUSSON                     2,780          2,780             0
Murielle GRUSSENMEYER               800            800               0
Philippe GRUSSENMEYER               1,880          1,880             0
Daniel GUERIN                       3,560          3,560             0
Arlette GUICHON                     839            839               0
Patrick GUILLIN                     150            150               0
Eddy GUILMIN                        7,000          7,000             0
Patrice GYORI                       1,765          1,765             0
Hans GSELL                          2,000          2,000             0

Cyril HAYOTTE                       1,180          1,180             0
Jean-Pierre HENON                   7,848          4,048             3,800
Maurice HENRIOT                     1,000          200               800
Lawrence HIBSARD                    2500           2500              0
Francois HUGUET                     630            630               0
Catherine IRLES                     300            300               0
Jean-Claude IRLES                   400            400               0
Herve JAMMES                        845            845               0
Marie Louise JANSSENG               5,000          5,000             0
Andre JARROUSSE                     960            960               0
Dominique JAS                       3,050          3,050             0
Solange JAULIN                      6,174          4,906             1,268
Sabatou KABASSI                     7,350          7,350             0
KALGAR LTD (4)                      14,970         14,970            0
KK KELLER                           4,969          4,969             0
Thierry KLEPPER                     3,636          3,636             0
Marcelle KWIATROWSKI                1,120          1,120             0
Dominique LABORDE                   2,368          2,368             0
Jean-Claude LABORIE                 242            242               0
Georges LABROSSE                    1,525          1,525             0
Jean-Michel LACOMBE                 1,365          1,365             0
Koty LAMBERT                        1,223          1,223             0
Patrick LASCAUX                     770            770               0
Alain & Marie.C LASSALLE            3,964          3,964             0
Francis LE BAS                      3,964          3,964             0
Nathalie LECLERC                    2,816          2,816             0
Christian LECOMTE                   1,000          1,000             0
Christphe LEMAIRE                   3,220          3,220             0
Philippe LESONGEUR                  2,125          2,125             0
Anne LETHE                          2,276          2,276             0
Dominique MARCONNET                 3,120          3,120             0
Christian MARTIN                    800            800               0
Christian & Annie MARTIN            12,680         12,680            0
Marie Laure MASBOEUF                3,964          3,964             0
Laurent MASSALOUX                   943            943               0
Sebastien MASSALOUX                 4,440          4,440             0
Frederic MASSIOT (5)                6,960          6,960             0
Herve MATHEVET                      814            814               0
MATTHEWS MORRIS, Inc. (2)           100,000        100,000           0
Jean-Michel MAUSSANG                2,817          2,817             0
Philippe MENETEAU                   1,000          1,000             0
Philippe MENETEAU                   125            125               0
Spero MENSAH                        1,212          1,212             0
Nelly MEUNIER                       4,992          4,992             0
Bruce MIALHE                        2,688          2,688             0
Pascal MIALHE                       3,808          3,808             0
Pascal & Simone MIALHE              1,812          1,812             0
Simone MIALHE                       1,120          1,120             0

Pascal & Simone MIALHE              1,100          1,100             0
Patrick MIGNON                      1,898          1,898             0
Bernard MILLET                      200            200               0
Marc MISSOTEN                       3,500          3,500             0
Sahlani MOHAMAD                     10,828         10,828            0
Salleh MOHAMAD                      789            789               0
Paulette MONNOT                     1,006          1,006             0
Barbara MONTAILLER                  282            282               0
Eric MULLER                         2,300          2,300             0
Saverio MUSCIO                      1,545          1545              0
Serge NICOLAS                       3,970          3,970             0
Suzanne OLLIEUX                     5,000          5,000             0
Pierre PAGNON                       448            448               0
Cedric PARMENTIER                   640            640               0
Oriane PAYERNI                      1,234          1,234             0
Patrimoine CONCORCET P.             19,854         19,854            0
Serge PELISSIER                     1,826          1,826             0
Pascal PERRUCHE                     3,964          3,964             0
Francios PIRAS                      1,222          1,222             0
Robert PIVIN                        2,542          2,542             0
Jacques PLANEIX                     12,765         12,765            0
Marcel PLANEIX                      4,506          4,506             0
Nicole PONTIGGA                     840            840               0
Jean-Pierre POTIER                  1,109          1,109             0
Benoit POUPARD                      8,179          8,179             0
Emmanuel POUPON                     900            900               0
Alain POUZIER                       3,964          3,964             0
Philippe PRIEUR                     976            976               0
Jacques PROSPER                     7,692          7,692             0
Claude QUASTANA                     1,812          1,812             0
Claude RENAUD                       11,480         11,480            0
Gerard RENAUD                       7,653          7,653             0
Corporation Research Capital(6)     10,959         10,959            0
Frederique RICHARD                  2,354          2,354             0
Pascal RINDERKNECH                  1,540          1,540             0
Jean-Paul RIVAT                     2,800          2,800             0
Isabelle RIVAT                      5,520          5,520             0
Joseph ROBERT                       12,649         12,649            0
Bernard ROCHE                       1,660          1,660             0
Francois ROCHE                      2,250          2,250             0
Marie-Claude ROLLET                 1,720          1,720             0
Pierre ROLLET                       1,690          1,690             0
Antoine ROSSI                       1,250          1,250             0
Rinaldo ROSSI                       1,230          1,230             0
Vilma ROSSI                         1,131          1,131             0
Claudine ROUX                       3,964          3,964             0
Jean-Pierre ROUX                    3,964          3,964             0
Guy ROY                             2,120          2,120             0

Jean-Pierre SABATIER                3,832          3,832               0
Marc SALOMON                        10,138         10,138              0
Manuel SANDOVAL                     5,480          5,480               0
Rene SARGENT                        2,856          2,856               0
SAS JACQUES COEUR                   4,800          4,800               0
Pierre SEGUIN                       500            500                 0
Florence SERGERE                    369            369                 0
Jean-Pierre SERGERE                 2,449          2,449               0
Karine SERGERE                      369            369                 0
Marc SERGERE                        1,663          1,663               0
Sylvain SERGERE                     750            750                 0
Damien SEYCHAL                      656            656                 0
Jean-Luc SEYCHAL                    800            800                 0
Jean SIGAUD                         25,991         25,991              0
Pierre SIGAUD                       200            200                 0
Prosper ou Josette SIGAUD           3,300          3,300               0
Pierre & Nathalie SIGAUD            642            642                 0
Jacqui SIMON                        2,816          2,816               0
Thierry SITBON                      5,428          5,428               0
Jean-Charles SOLFRINI               1,750          1,750               0
Alain SOREAU                        1,270          1,270               0
Francoise SORMANI                   2,478          2,478               0
Colette SOUMAIRE                    900            900                 0
Roger SOZEDDE                       3,964          3,964               0
Don SILVANO                         3,846          3,846               0
Beatrice TATONI                     909            909                 0
Ong Kian THENG                      5,000          5,000               0
Amandine THEOLAIRE                  1,210          1,210               0
Nicole THEOLAIRE                    1,300          1,300               0
Joel & Nicole THEOLAIRE             19,111         19,111              0
Laurent THIVAT                      2,233          2,233               0
Christian TICHET                    2,280          2,280               0
Eloi TICHIT                         4,507          4,507               0
Gerard TITRE                        1,200          1,200               0
Jean-Pierre TIXIER                  2,512          2,512               0
Adolph TONY                         5,826          5,826               0
Jacques TOULOUSE                    45,600         45,600              0
Nadine TOULOUSE                     10,800         10,800              0
Andre TOURETTE                      3,720          3,720               0
Joseph TREBUCHON                    11,037         11,037              0
Raymond TREBUCHON                   22,536         22,536              0
Stephane TRIQUET                    1,114          1,114               0
K TSATSARONIS                       2,080          2,080               0
Georges VACHON                      2,740          2,740               0
Gilles VALCOURT                     4,064          4,064               0
Laurent VALCOURT                    7,566          7,566               0
Simone VALCOURT                     3,846          3,846               0
Alain VALLANCHON                    585            585                 0

Jean-Luc VALLANCHON                 765            765                 0
Cedric VALLAUDE                     524            524                 0
Roger VAN DE MAELE                  5,000          5,000               0
Bernard VAUSSENAT                   500            500                 0
Thierry VENIAT                      375            375                 0
Yannick VENIAT                      2,366          2,366               0
Yves VENIAT                         600            600                 0
Yves & Martine VENIAT               1,370          1,370               0
Robby VERMEESCH                     6,667          6,667               0
Bruno VIROULET                      6,455          6,455               0
Frederic VIRRION                    1,000          1,000               0
Stephane VIVIER                     3,720          3,720               0
Eric WARIN                          1,667          1,667               0
Brigitte WEIS                       2,260          2,260               0
Patrick WITZ                        2,780          2,780               0
Manuelles ZAWALL                    730            730                 0
Alain ZORIAN                        10,959         10,959              0

-------
(1) Located at 140 Broadway, New York, N.Y., the holder is an investment banking partnership, and the shares are held for the benefit of Mr. Nadir Sheraft.

(2) Mr. Christophe Giovanetti is a controlling person of DMI Joaillerie, a business engaged in the conception, design and wholesale distribution of jewelry, which is located at 95 rue la Boetie,75008 Paris FRANCE. Mr. Giovanetti
is also the controlling person of Matthews Morris Inc., an investment banking and financial consulting firm, located at 277 Royal Poinciana Way #233, Palm
Beach. FL 33480. The aggregate number of shares owned by entities controlled by
Mr. Giovanetti is 145,402 shares, or 7.5% of the outstanding shares, all of which are offered under this prospectus. All of such shares were acquired by him or entities which he controlled for services rendered in promoting the Company and devising uses for the Company's GPS products. (Also, see "Related
Transactions" below.)

(3) Located at 19 Route de Limoges, 63870 Orcines, France, the holder is a not-for-profit company controlled by one Mrs. Tixier.

(4) Located at 26 Alcharizi, 91242 Jerusalem, Israel, the holder is controlled by and the shares held for the benefit of Mr. Marcus Khon.

(5) Mr. Frederic Massiot has since May 2, 2003 been the Technical Sales Vice
President of Irisio, located at 5 rue du Chevalier Saint Georges, 75008 Paris,
France

(6) Located at 1055 Dunsmuir St Ste 964, VTX 1 L4 Vancouver BC Canada, the
holder is an investment banking company, and the shares held for the benefit of
Mr. Christian Roure.

                                      -15-

                              PLAN OF DISTRIBUTION

         These shares may be sold by the Selling Shareholders or their successors in interest after the registration statement filed with the
Securities and Exchange Commission relating to their offer and sale is effective. The Selling Shareholders are offering a percentage of shares equal to
59% of the current issued and outstanding common stock.

         There is at present no established public market for the shares. The
Selling Shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. These shares may be sold by the Selling Shareholders in one or more transactions at the price of $5.00 per share until such time as the shares may be quoted on the OTCBB, at which time they may be sold at prices and on terms then prevailing, or at prices related to the then current market price, or in negotiated transactions. We intend to work with market makers to cause the shares to be quoted on the OTCBB, but there can be no assurance that any market maker will agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCBB. Nor can we give any assurance that such an application for quotation will be approved or that a regular trading market will develop or that, if developed, it will be sustained.

         The shares may be sold in one or more of the following:

     o    an underwritten offering;

     o    a "block" trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

     o    ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         In effecting sales, brokers or dealers engaged by the Selling
Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders and, if they act as agent for the purchaser, from such purchaser. These commissions may be negotiated and in excess of customary rates. Such brokers or dealers, and any other participating brokers or dealers, and the Selling Shareholders might be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any shares covered by this prospectus which qualify for sale under Rule 144 may be sold under Rule 144 rather than under this prospectus.

         If a Selling Shareholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer as principal, a supplemental prospectus will be filed:

     o    the name of each Selling Shareholder and of the participating broker-dealer(s);

     o    the number of shares involved;

                                      -16-

     o    the price at which such shares were sold;

     o    the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

     o    other facts material to the transaction.

         Selling Shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection with such sales. The aggregate proceeds to the Selling Shareholders from the sale of the shares will be the purchase price of their STI common stock sold less the aggregate agents'
commissions and underwriters' discounts, if any. The Selling Shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Act, and any profit from the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the
Act.

         In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licensed brokers or dealer. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or any exemption from such registration or qualification requirement is available and the sale is made in compliance with these requirements.

         We have agreed to pay out of our working capital the expenses incurred in connection with the registration under the Securities Act of 1933 of this offering by the Selling Shareholders, together with the expenses of causing the shares to be quoted on the OTCBB. We estimate these will total approximately
$186,000.

                           FORWARD-LOOKING STATEMENTS

         This document, including exhibits, as well as any press releases and oral statements made by our management in their presentations about the Company, contains "forward-looking statements" regarding the Company's future performance and financial condition. "Forward-looking statements" are defined in the Private
Securities Litigation Reform Act of 1995 and include statements which give management's views on the future of the Company, the industry in which it operates and the economic conditions surrounding it.

         These forward-looking statements are based on our management's current views, projections and assumptions concerning the future, and include words such as "expects," "anticipates," "intends," "estimates," "believes" and similar expressions. No one should construe such statements as guaranties of the future performance of the Company. All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond the Company's control, which could cause actual results to differ materially from those expressed or implied in the statements. Among those risks and uncertainties are the matters described in "Risk Factors" in this prospectus, as updated from time to time in our subsequent filings with the Securities and Exchange Commission.

         These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital,

                                      -17-

debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.

          The Company specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

                                   THE COMPANY

HISTORY AND DEVELOPMENT

         STI was incorporated in Florida on May 14, 2001 to manufacture and sell products utilizing GPS technology. After spending almost two years seeking to develop marketable products which might make innovative uses of GPS technology, in 2003 we acquired all of the shares of Irisio, a French limited liability company which had been formed in 2001. Irisio had been engaged in the business of developing software designed to customer specifications for walkie-talkies, and for enabling the tracking of vehicles, personnel and merchandise by means of the existing GPS technology. As explained further below, the GPS system is a constellation of 24 orbiting earth satellites, which provides navigation and geographic data through radio and cell phone signals to military and civilian users worldwide.

         In 2003, our sales totaled $170,235. During 2004, our sales totaled
$804,582. During the first quarter of 2005, we booked sales of approximately
$406,000 and received additional firm orders of approximately $533,000 for shipment later in 2005. All of our sales were made to customers in France.

         We propose to commence preliminary operations in the United States in late 2005. We had planned to initiate the first trials in the U.S. market with
U.S.-compatible equipment in January 2005, with a goal to initiate commercial activities there by the second half of 2005. With that in view, we opened an office in the Kingston, N.Y. that includes office space, a conference room, logistical support and secretarial service. We believe that this new office space will be sufficient to satisfy the Company's needs during the initial commercial launch. However, our U.S. operations have been deferred because our
French business has increased to the extent that we do not have the manpower resources to devote the time and attention required to commence operations in the U.S. Assuming that our initial steps to test the market for our products in the United States, which we have not yet commenced, are fruitful, we presently hope to be able to begin selling in this country in late 2005, but of course we can give no assurances as to that. (See "Marketing and Distribution" below.)

FUNDING OF THE COMPANY

         Since its organization in 2001, the principal source of capital for the
Company has been the issuance and sales of shares of its common stock to investors in France. These shares have been issued from time to time to non-U.S.
persons in offshore transactions which were exempt from registration under
Regulation S under the Securities Act of 1933 of the United States.

         In return for shares, founders of the Company and their affiliates rendered investor relations services, primarily by locating potential investors in Central France for shares of common stock of the Company. We understand that some investors thereupon informed members of their own families and investment clubs of investments they had made, and other

                                      -18-

persons consequently invested in the Company, thereby resulting in a fairly large existing number of shareholders, all of which are non-U.S. persons. This process of fundraising has thus been an ongoing process and has continued to occur offshore, principally in central France, to non-U.S. persons, all of whom presently hold restricted securities.

         The Company sold 40,029 shares of its common stock to one investing entity in June 2001 for $1.00 per share and during the balance of that year, sold an additional 139,355 shares to 33 offshore investors at $2.50 per share.
In January and February 2002, the Company sold 98,226 shares to 35 investors at
$3.00 per share, and in the last six months of that year, sold an additional
17,486 shares to 21 investors at $5.00 per share. In 2003, the Company sold
145,842 shares in transactions to 61 investors at $5.00 per share per share.
During 2004, the Company sold 422,977 shares to 125 investors at approximately
$5.00 per share. All of such transactions took place offshore and none of such investors was a U.S. person.

         In addition to issuing shares to raise capital, the Company has issued shares in return for services rendered by other persons and entities.

         At the time of organization of the Company, the founders received
815,775 shares in May 2001 as follows. Marc Asselineau received 600,000 shares as the principal founder, for which he organized the corporation, prepared its constituent documents, assisted in drawing up the business plans, and inaugurating its operations. The shares were taken at their par value for a total of $60. Christophe Giovanetti, another founder, controlled Matthews Morris
Inc., an investment banking and financial consulting firm, and DMI Joaillerie, a company specializing in the conception, design and wholesale distribution of jewelry. These two companies undertook the setting up of a strategy for utilizing GPS technology in various novel uses, including inserting it in jewelry and toys in order to track the locations of children, the elderly and other individuals. These companies each received 100,000 shares for their services, also taken at their par value of $0.0001 per share. Messrs Raymond
Trebuchon and Eloi Tichit, also founders of the Company, received a total of
15,775 shares for promoting the Company to potential investors, valued at their par value of $0.0001 per share. At the time, par value was considered to be fair in view of the fact that there was no market for the shares and no business being conducted by the Company.

         In November and December 2001, the Company issued an additional 31,853 shares to Messrs Raymond Trebuchon, Joseph Trebuchon, Philippe Notton, Paul
Firbal and Etienne Norbert in France for investor relations services they rendered. Those shares were valued at $2.50 per share for a total of $79,633. In
January and February 2002, the Company issued 8,519 shares to Messrs Joseph
Robert and Daniel Guerin in France for investor relations services at an average price of $2.60 per share for a total of $22,187. In 2003 the Company issued
46,573 shares for investor relations services in France at $5.00 per share. In
2004 the Company issued 71,650 shares for investor relations services in France at $5.00 per share. These investor relations services were primarily rendered in connection with locating potential investors in the Company in the central region of France. We believe the Company could not afford the services which were rendered if they had to be paid for in cash.

         In March 2003, the Company purchased Irisio for 6,960 shares of common stock

                                      -19-

valued at $5.00 per share for a total of $34,800. The shares were issued to Mr.
Frederic Massiot, the owner of Irisio, who is now the Technical Sales Vice
President of Irisio.

         All of the aforesaid shares were restricted securities and, except for the 600,000 shares owned by Marc Asselineau, are included in the shares covered by this prospectus. The expansion of our business is dependent upon our continuing to raise capital by selling our shares in France. (See "The Company -
Funding of the Company" below.) Such growth needs the cash flow produced by such sales. At present, we estimate that we will have sufficient working capital to maintain our present business operations for the next twelve months, but we will have to raise additional capital of approximately $750,000 in order to be able to expand the business more quickly. The Company proposes to continue to issue shares to non-U.S. persons in offshore transactions and subsequently use its best efforts to register under the Securities Act of 1933 the resale of such shares to U.S. persons. The funds obtained by the Company from such offshore sales will be used in the expansion of the Company's business.

BUSINESS OVERVIEW

         GPS is a worldwide radio-navigation system consisting of a constellation of orbiting satellites that provides navigation and geographic data to military and civilian users all over the world. The GPS constellation is designed and operated as a 24-satellite system. Each of these satellites is a reference point used to calculate positions on earth to within a few feet. The system is operated and controlled by an element of the U.S. Air Force. With the proper equipment, users can receive signals from the system to calculate time, location and velocity. Receivers have been developed for use in aircraft, ships and land vehicles, as well as for hand carrying. GPS tracking technology allows the monitoring of an object as it moves from one location to another. The theory underlying the system is simple: a device contains a GPS transceiver that (a)
receives location information from the GPS satellites orbiting the earth, and
(b) transmits it, via radio or cellular phone technology (called "Global System for Mobile Communications" or "GSM"), to a receiving station which may be either at home or at a remote monitoring station. Therefore, in order to have full tracking capabilities, any tracking device must combine GPS technology and radio or cellular phone technology

         GPS tracking devices can only be effective and commercially successful with software that processes and interprets the information received by the GPS hardware unit. The Company develops to the customer's specifications software which adapts current GPS technology to the need of the marketplace to track vehicles, personnel and goods. The software that governs the management of our products and services was originated by the Company and then further developed by Irisio.

         The majority of our operating revenues have been derived from the sale of tracking devices which utilize a combination of two common technologies: GPS and cellular telephone technology (GSM). Operating revenues derived from services bundled with our hardware products, separately charged only since
February 2005, represent a small portion of our total revenues.

         These tracking devices contain programmable chips which connect to our server and also provide the ability to trigger an alarm in the event of
"anomalies" within the parameters programmed by the user. The options provided by our software allow the customer to tailor

                                      -20-

the use of the tracking device to its own specific needs. This results in a versatile GPS device that expands upon the tracking-only function that is in current use in the marketplace. Our principal products and services include GPS and phone modules, software for the programmable chip, a charger and batteries, tracking software and associated services we offer on our server for locating personnel, vehicles and goods. The only differences are in the packaging and in the versatility and service permutations in the software package. In addition, our stand-alone units are equipped with a powerful built-in antenna for maximum detection, and our vehicle mounted units have an antenna which is separate and hidden. Since January 2005, we have also added to our products and services a number of new lines, which are designed to address less sophisticated tracking requirements of some of our customers. (See "Products and Services" below.)

         Our underlying business premise is that it is the customer which is best aware of what its specific needs are. We sell products which meet customer specifications and do not intend to manufacture products for sale "off the shelf". The number of our existing customers and prospects makes us believe that the market for our system is there, and that our products respond to basic security and protection concerns determined by individual needs.

         We have chosen the markets for our products in which we want to compete
- the commercial markets comprised of large volume users for keeping track of employees and property rather than the mass market comprised of many individual consumers interested in pinpointing present locations - and our pricing differentiates between these markets. Some of our target markets, such as long-distance trucking companies, require a high degree of sophistication in the level of products and services offered, whereas others, such as light vehicle delivery companies, require relatively simple services. Eventually, of course, our target markets may be modified and expanded with advances in technology and cost reductions. We recognize that our initial price ranges will limit the appeal of our products in the mass market of end-users, but over time the cost of the technologies involved in our process may be reduced drastically, although we have no such assurances, thereby possibly expanding the potential market base. (See "Marketing and Distribution" below.)

         We believe our products will appeal most to customers whose requirements are directed to the protection and security of:

     o    the isolated worker

     o    the elderly and the handicapped

     o    private vehicles

     o    trucks, busses and other commercial vehicles

     o    motorcycles

     o    cargo and merchandise

PRODUCTS AND SERVICES

         The principal products which we are currently selling are:

               o    i-Per products (the i-Per and the i-Per 020, which track
                    personnel)

               o    i-Track products (the i-Track G1 and the i-Track G2, which track vehicles)

         In addition, we sell:
               o    the i-Loc (which tracks goods and merchandise)

                                      -21-

               o    miscellaneous products

         Except for the i-Per 020 and the i-Loc which use the location of the nearest cell phone tower for tracking, our products utilize the same combination of technologies, the GPS and the cellular telephone technologies, and contain a programmable chip which establishes communication between the tracking device and the control center. Memory and stored information are kept in the Phenix
Server (see below). These products are designed for different markets. i-Pers are intended for tracking and locating personnel and require the user to carry the device as he would a portable phone with a rechargeable battery. i-Tracks are intended for the protection and the management of vehicles and are installed permanently in the vehicle by connection to its battery. The i-Loc is intended for tracking goods and merchandise and is placed in a hidden location in the goods and merchandise, without being permanently installed.

i-Per products

         i-Per products primarily form a system for the protection of the isolated worker. Although other applications might include persons who could benefit from the tracking of their whereabouts, such as senior citizens and children, we have not to date attempted to penetrate those markets.

         The i-Per is a small self-contained unit, approximately the size of a traditional cellular phone. A charge on the battery lasts 30 hours on average and the charging time is 2.5 hours. The i-Per chip can be remotely programmed from a computer at the control center with a high-speed connection to the internet, and can make a cell phone connection to the control center. Once the
i-Per chip is programmed, the i-Per can perform many functions, such as causing data to be displayed on a mobile telephone, triggering messages in the event of emergency, and relaying selected information to telephones or computer screens at the control center. However, the user always has the ability to change the instructions to the i-Per from the computer at the control center in order to react to changing circumstances and needs. Tracking of the i-Per by GPS is performed continuously approximately every 30 seconds. Thus the i-Per has the ability to memorize the last 500 positions and establish the frequency of point tracking. This means that if, for instance, the user programs the chip to point-track every minute, the itinerary taken by the i-Per can be known for the last 500 locations over the last 250 minutes. If the device has been programmed to give an alarm if its itinerary goes beyond a defined zone, any deviation from the programmed zone triggers an alarm communicated to the user via the cell phone line. Additionally, the location of the i-Per at the time the alarm is set off appears on a digital map displayed on the computer screen at the control center and is also communicated by text and voice messages on the telephone of the control center.

         Our sales price for the i-Per unit is approximately (euro)1,090
($1,400).

         In January 2005, we introduced the i-Per 020, which is also a system for the protection of the isolated worker. This model does not use GPS technology, but instead utilizes one of the features of the Global System for
Mobile Communications (GSM or cellular telephone technology), which measures the distance to the nearest cell phone tower. It is less accurate, as its margin of error is measured in hundreds of feet rather than a few feet for GPS tracking.

                                      -22-

However, its cell phone technology signal may be received in situations where the GPS signal cannot go through. Our sales price for the i-Per 020 unit is approximately (euro)390 ($500).

i-Track products

         i-Track products are designed for locating and tracking vehicles. Their market is primarily the truck fleet industry, but includes other fleet operators such as fire departments, police and taxicab operators. Both of the i-Track products are approximately the size of two standard cellular telephones. They are installed permanently in the vehicle by connection to the battery. The principal difference between the i-Track G1 and the i-Track G2 is that the G1 has a movement detector, an audio function and its own battery, all of which are missing from the G2. The i-Track products can be remotely programmed from a computer at the control center with a high-speed connection to the internet, and can make a cell phone connection to the control center. Once the programming of its instructions is complete, the user sends all information at once to the tracking device and the computer receives back a confirmation message of satisfactory completion. One of the options offered by us is a personal digital assistant (PDA) navigator, which is supplied to us by both Bosch (Blaupunkt) AG of Germany and Gotive SA of France. This option furnishes the location information directly to the driver of the vehicle, thus assisting him to find his way in unfamiliar locales. Our sales price for the i-TrackG1 unit is approximately (euro)850 ($1,150) and the i-Track G2 is (euro)690 ($900).

i-Loc

         In early 2005, we introduced a new product, the i-Loc, which is intended to track goods and merchandise. We purchase the hardware module from the Swiss company, Mobi-Click, with which we have an exclusive distribution contract (see "Suppliers" below). The i-Loc offers characteristics similar to the i-Per, except for its smaller size, lower accuracy and a battery that has up to one month of charge time. Its tracking does not use GPS technology, but instead locates the cell phone tower nearest to it. Based on initial demand for the product, we believe the device, which can be easily hidden in the goods to be tracked, could prove to be well-suited to track goods and merchandise, although we can give no assurance of that. Our sales price for the i-Loc is approximately (euro)990 ($1,300).

Miscellaneous products

         The HiProtect is a product which we designed for France Telecom in order to meet its specific needs to protect isolated workers. This category of isolated workers operates inside buildings whose location is precisely known and therefore does not require GPS locating and, because of the thickness of the building walls, GSM cell phone technology does not permit an adequate signal to be transmitted. The HiProtect is designed to indicate automatically a worker's sharp vertical fall or another similar emergency by the pressing of a panic button. It includes a short-range radio transmitter of low volume in a small device that the worker carries at his belt, together with a battery and antenna and a radio receiver connected to a cell phone placed nearby in a location where a GSM signal connection is possible. If the worker falls or presses the panic button, a radio signal is transmitted to the cell phone that, in turn, triggers an emergency message to the control unit. We have commenced selling the
HiProtect to France Telecom under a non-binding letter of understanding dated
October 27, 2004 and expiring on November 2, 2005, subject to renewal. Although that letter of understanding does not require

                                      -23-

any minimum purchase or commitment by France Telecom, it provides that France
Telecom will recommend the HiProtect to its agencies that require such a protection device for its isolated workers. In the first quarter of 2005, we booked sales of $68,000 for the HiProtect.

Services offered by us

         Since Irisio finalized the development of its own server in February
2005, we use that server (a computer with information storage capacity and built-in software capabilities) to render various continuing services to customers using our products. These services make the connection between our products or terminals, or the terminals of others which are bundled with our services, and our server. They provide a management tool for locating and tracking personnel, vehicles and goods. We now charge for these services rendered to our customers pursuant to two or three year service contracts.
Although we expect this recurring services activity to expand in the future, at present our services revenues only represent a small portion of our total revenues.

         Our server is branded the "Phenix Server". It is now finalized for commercial use. At present, we use the Phenix Server for the entire management of the i-Per, i-Track and i-Loc products.

         The program of services we render for the tracking of personnel, called the "Ariane", is currently sold under the private label of one of our Key
Partners, Onet S.A.(see below), pursuant to a non-binding letter of understanding.. The programs of services for the tracking of vehicles are called the "Phenix Fleet" (a basic tracking service) and the "Phenix Navigator" (a tracking service together with navigational advice and driving instructions utilizing mapping technology). The program of services for the tracking of goods and merchandise is called, like the product, the "i-Loc". Each of these service programs offers different functions, depending on the product connected with the server and the options chosen by the user. The schedule of net fees charged for these services varies under twenty-four month service contracts. The Ariane service is currently billed at (euro)27 ($35) per month; the Phenix Fleet and
Phenix Navigator services are currently billed at (euro)80 ($100) and (euro)133
($170), respectively; and the i-Loc service is currently billed at (euro)28
($36) per month.

         In addition to the foregoing, we have developed a software program for the management of certain information, such as the working order of mechanical parts and other indicators. It is intended to provide time and money saving features for the user. These software services are offered under our brand name,
"Phenix Can Bus Infrastructure," available as an option for our i-Track products. With this program various sensors are connected from the engine to the
i-Track ports and provide information about the vehicle's operation, such as the speed of the engine fan, mileage, and specific equipment dysfunctions such as low tire pressure, gear ratio, state of its automatic brake system and alarms.
Information is also provided regarding deliveries, billing and hours driven.
Since we only recently started marketing these services, our revenues derived from them represent a small portion of our total revenues.

         The two versions of our software programs which we sell, or propose to sell, under private label are the Ariane (see above) under a non-binding letter of understanding with Onet for the tracking of isolated workers, and the
ProFleetSystem under a non-binding letter of

                                      -24-

understanding with Parrot, S.A., the leading European company for Bluetooth (a wireless data transmission technology allowing hands-free connections to a cell phone), for the tracking of vehicles. To date, we have made initial sales of the
Ariane service and have not yet made any sales of the ProFleetSystem service.

COMPARATIVE SALES ANALYSIS

         In 2004, we sold 806 tracking devices, of which 700 were i-Tracks and
106 were i-Pers. In comparison, in 2003 we sold a total of 6 tracking devices together with associated services, all of which were i-Pers.

         In 2003, we booked sales totaling $170,235. This amount represented revenues derived from sales of i-Pers together with associated services, and also from the designing of tracking and walkie-talkie systems using various other tracking hardware, which is an area of business we ceased engaging in before year-end. In 2004, our revenues totaled $804,582 from the sale of products. During the first three months of 2004, our revenues derived from sales totaled $37,197, and in the corresponding period of 2005 totaled $406,584, almost all of which reflected sales of products. As explained above, revenues derived from associated services bundled with our hardware products, separately charged only since February 2005, represent a very small portion of our total revenues and were not recorded separately in the first quarter of 2005.

         All sales to date were made to customers in France.

RESEARCH AND DEVELOPMENT

         We have recently moved into our own Research and Development Center in
Lyon, France. Our research and development activities are lead by two research engineers employed by us in France and by between two and four software engineers, who have been engaged by us as independent contractors. In addition to the engineers that we employ, we have utilized the services of specialized software companies. These have included: PTV Online, from which we have purchased under contract part of the Phenix server as it relates to the mapping portion of our software; Apexpert, which we have retained on a case-by-case basis to develop our server engine; and Soprane SA, which we have hired under contract for integration work. Terms of the agreements with Apexpert and Soprane covering software developed for our own account provide that such software is entirely owned by Irisio. Software acquired from PTV Online is in the form of a license and, as such, was not developed for Irisio's account and consequently remains the property of PTV Online.

(See "Patents and Trademarks" below.)

         Between the expensed research and development costs and the capitalized research and development costs, we spent approximately $110,000 on research and development in 2003, and $560,000 during 2004, all of which was Company sponsored. Our software R&D effort has primarily focused on adapting the current
GPS and GSM technologies to the needs of the marketplace with respect to tracking personnel, vehicles and goods. This area of technology is fast-moving.
Tracking systems using GPS and GSM technologies can only be effective and commercially successful with software that processes and interprets information received from the GPS or GSM hardware unit. Our working software was developed by Irisio and is continually upgraded at our research and development center.
The on-going software development is geared to the evolution of client requirements, so that we may quickly respond as a result of the flexible structure of our software platform.

                                      -25-

         Our software allows us to connect to several providers of hardware, thereby giving us the flexibility to choose between suppliers. One of our research objectives is to continually research developments in the hardware market in order to identify new hardware suppliers.

COMPETITION

         The GPS market encompasses navigation, communications and information products. It is highly competitive. We believe that the principal competition for our products can come from the current producers of GPS-enabled product lines. These include Garmin, Ltd., Thales Navigation, Inc., Lowrance Electronics
Inc., Cobra Electronics Corporation, Raymarine Ltd., Furuno Electronic Company,
the Standard Horizon Division of Yaesu Co. Ltd., Navman Ltd. and Simrad AS. Our
competition also includes current producers of automotive product lines such as the On-Star Division of General Motors Corporation.

         Almost all of our competitors are established businesses that have much larger existing customer bases, substantially greater financial and marketing resources than we have. In order to fend off competition, we must continually improve our software performance, extend its applicability to the largest possible number of existing hardware tracking devices and address market requirements ahead of our competitors.

PRINCIPAL CUSTOMERS

         Almost all of our sales are made to distributors. These distributors make their own purchasing decisions, and resell our products to their distribution networks. We make very few sales directly to end-users. (See
"Marketing and Distribution" below.)

         During 2003, our three largest customers accounted for 31% of our sales, and our five largest customers accounted for 42% of our sales. In 2004, our three largest customers accounted for 56% of our sales, and our five largest customers accounted for 64% of our sales. Our principal customers include
Mobiloc (25% of sales in 2004), Force Bureautique, Camus Telecom, Telem
Telesurveillance and SNIM. In the first quarter of 2005, our principal customers have been Getinge, Camus Telecom, Mobiloc, France Telecom and Ancom.

         In almost all cases, we have no sales contracts with any of our customers. Their purchases of our products are on a spot basis, and we have no assurance they will purchase products from us again. Because the number of our customers is limited, an adverse change in, or termination of, our relationship with one or more of our customers could have a material adverse impact on our business and financial condition. We believe, however, that our providing services under multi-year service agreements with our customers may mitigate the loss to us of individual purchasers of products.

SUPPLIERS

         The hardware which we bundle with our software is widely available and there are many sources of supply. When we commenced doing business, we purchased our hardware requirements from one German company. At that time, GPS technology was not as widespread as now. Since then, many manufacturers have entered the market. Contrary to our past practice, we now purchase the tracking hardware from a number of suppliers. We have a written understanding with each of our suppliers regarding resale and trademark arrangements.

                                      -26-

When we sell products and services under our own brand names, we purchase unbranded product and resell it labeled as "Irisio". When we sell services under private label, such as the case with Parrot, we market its hardware, the CK3500, and our services under its brand name "ProFleetSystem".

         In addition to the i-Per and the i-Track hardware, which we presently purchase from EPSA in Germany, we purchase the i-Per 020 and the i-Loc hardware from a Swiss company, Mobi-Click AG. We currently have available to us a wide variety of suppliers. We presently intend to avoid entering into supply contracts with any manufacturer because the advances in technology make it more attractive to us to be able to choose individual models of hardware best suited for our products than to be bound to buy hardware which may become obsolete. We have no supply contracts in effect, other than an exclusive agreement with
Mobi-Click. Our Mobi-Click agreement, which is binding on Mobi-Click only if we purchase 1,000 i-Pers or i-Locs in 2005, 3,000 in 2006 and 4,000 in 2007, gives us the exclusive right to sell these two products in France.

         We adhere to the practice of purchasing licenses because we find it is more economical than reinventing a process which is already proven and tested.
We purchase licenses from NavTeQ for the use of its mapping technology, which we then include in our Phenix Navigator software together with digital maps of
France and the United States purchased from PTVOnline, a French company, under its brand name "Map & Guide", for which we have the marketing rights under a contract with PTV Online. PTV Online has the ability to provide us with digital maps for other European countries in the future, but we have not yet contracted for it.

         With a view to entering the United States market, we are in the process of testing in France hardware units designed for the American market. The hardware being tested is being supplied by a Canadian company, Webtech, located in Vancouver. The WebTech equipment, meets European and U.S. mobile phone standards. It is comparable to the i-Track products, but the i-Track products are not compatible with U.S. mobile phone standards.

PROPERTIES

         Our principal place of business is located at 5 rue du Chevalier Saint
Georges, 75008 Paris, France, under a 3-year renewable lease expiring in 2007.
This is a 1,000 square foot office facility located in Paris. The $84,000 annual rent covers office equipment, phone lines and secretarial assistance. See
"Related Transactions" below.

         In addition, Irisio maintains an office and warehouse of 180 square feet located at Domaine de Fromenteau F-91470, Pecqueuse, France, under a 3-year lease which expired in March 2005 and which has been extended on a month-to-month basis while we assess our warehouse expansion needs. The annual rent is $4,750.

         Our research and development facility is located at Porte du grand
Lyon, ZA du Champ du Perrier, 01700 Neyron, France. It covers approximately 1600 square feet under a 1-year renewable lease expiring August 2005. The annual rent is $20,000.

                                      -27-

         In preparation for our commencing activities in the United States, we have opened an office of 320 square feet located at 682 Aaron Court, Building
#6, Kingston, N.Y. 12401, under a 2-year lease expiring September 2006. The annual rent is $1,200.

EMPLOYEES

         At present, we have a total of eight persons employed by the Company.
Except for Messrs. Asselineau and Gal, our chief executive and chief financial officers, all are located in France and work on a full-time basis. The six employees in France are engaged in production and research and development. In addition, we engage the services of six sales agents, who work part-time on a commission basis.

         We have employment contracts with six of our employees. This includes a contract with Bernard Bouverot, our Chief Technology Officer, and a contract with Mr. Massiot (see "Directors, Executive Officers and Significant Employees -
Compensation" below), from whom STI purchased Irisio in 2003. Mr. Massiot is the
Technical Sales Vice President of Irisio. A letter of intent for an employment contract with Mr. Jean-Michel Gal, our Chief Financial Officer, has been extended and an employment contract would be entered into upon commencement of
U.S. operations, which is expected to be in late 2005.

         We presently hold no key-man life insurance on any employee, and have granted no stock options to any employee, but contemplate granting options in the future when the Company has become more established.

MARKETING AND DISTRIBUTION

         Our French subsidiary, Irisio, has focused its marketing activities to date primarily on the French market. It has initiated some marketing contacts in
Spain and Belgium, but these are not material at present. To date, all of our sales have been in France. The Company intended to commence a marketing effort in the United States at the beginning of 2005 and established offices in
Kingston, N.Y. for that purpose, but as stated above has deferred that effort because of the greatly increased volume of business in France in the first quarter of 2005.

          In 2003 and 2004, we had no material expenditures for marketing, including advertising and promotion. In the future, we intend to invest in advertising and promotion when we believe economic circumstances warrant such an effort.

         At present, our officers and commission-based agents make sales on our behalf to distributors and other large commercial end-users. The distributors are established companies with existing marketing and distribution structures, and represent the majority of our sales.

         We have also recently developed relationships with several major companies from whom we hope to receive significant amounts of business, although we can, of course, give no assurances of that fact. These major companies are referring to us new customers and prospects which they either control or upon which they have purchasing influence. We call these major companies our "Key
Partners" in recognition of their value to our business. We consider the assistance of our Key Partners as a new, but potentially, important part of our sales and marketing strategy.

                                      -28-

         Our principal Key Partners at present are Onet, a leading security company in Europe, and Parrot, the leading European company for Bluetooth (a wireless data transmission technology allowing hands-free connections to a cell phone), for the tracking of vehicles. While we have started selling to customers referred by Onet, our relationship with Parrot is quite recent, and no sales to date have been made to its client base. Parrot and we have integrated our systems and our marketing literature, and we anticipate this will become fruitful in the future. Distributors and end-users referred to us by Onet and
Parrot will make their own purchasing decisions, but our varying arrangements with our Key Partners provide for such things as our furnishing terminals, other hardware or services, and Key Partners providing management for control centers,
GSM coverage and marketing support. We have non-binding letters of understanding with these Key Partners pursuant to which we agree to sell our products and services to their distribution chains and referred customers.

         As explained above, until we owned our own server in February 2005, we did not charge for our services. Now, our standard practice is to charge for such services. In the case of Parrot, we will in the future pay commissions on the amounts we receive from customers it refers to us. As an illustration, we will charge each Parrot customer $36 per month for a minimum of 24 months for our services, and we will pay Parrot on that amount a commission of $5.85.

         Our relationship with France Telecom, one of our principal customers in
2005, has resulted in its choosing us to service its solitary worker protection requirements and awarding Irisio the official title of its "Expert Partner" with the right to display its logo on our marketing material. We believe this represents an important marketing tool for Irisio.

         Although we have recently been developing direct sales to large commercial end-users, our marketing strategy has generally been to utilize large distributors and their distribution chains for selling to the wide market of end-users. We seek distributors which offer considerable potential, and which will enter into short- term, renewable distribution arrangements with us when we sell them our products. We have not engaged any marketing consultants to date, but we intend to do so when we believe economic circumstances warrant such an effort in the future.

         On the basis of our experience, we believe the large commercial customers may eventually be our most lucrative market. We do not have to incur disproportionately high marketing and promotional expenses and can thereby save money and manpower. Mass marketing programs require substantial marketing and promotional costs, including a large sales force covering a wide territory and many distribution outlets as well as large inventory outlays to service a widely dispersed customer base. As a result, our primary marketing effort is principally targeted to our Key Partners and their distribution chains, to other large distributors, and to large end-users such as France Telecom, thereby requiring fewer personnel and expenses than a mass-market effort would entail.

         We maintain websites which describe the products and services we offer and the terms and conditions of sale. To date, we have not been able to determine if these are material to our business operations.

                                      -29-

         We deliver our products directly to our distributor customers or to our end-user customers by delivery truck or mail. Our distributor customers, together with our Key Partner clients, may use their own distribution chains for further delivery.

TRADEMARKS, COPYRIGHTS AND PATENTS

         We do not own any copyrights or patents. Our software code is proprietary, but unable to be patented under applicable European law.

         The only patent protection that could be obtained is a process patent.
We applied for a process patent with the INPI, or National Institute for the
Protection of Intellectual Property, which is the official French patent office, under the title "Device for the Tracking of an Object or an Individual". INPI
performed a search for patent precedents, which determined that several patents had been filed prior to ours on portions of the process for which we applied and as a consequence our process patent application was rejected. We decided not to undertake the high legal expenses to research the validity and the extensiveness of those prior patents and, as a result, we cannot ascertain that will not be sued in the future by any of the prior patent holders for patent infringement.

         With respect to copyrights, we intend to file our source codes with
InterDeposit in Geneva, Switzerland. InterDeposit, an international federation for data-processing and information technologies, is made up of the various organizations concerned about the protection of intellectual property rights over digital works. InterDeposit has constructed an international system for the identification of works - IDDN (InterDeposit Digital Number) -offering rightholders the possibility of protecting and exercising their rights over any type of digital creation (music, sound, photographs, moving and still pictures, logos, texts, software, data bases, web sites, etc) regardless of format. The deposit of source codes with InterDeposit and their protection against copying is recognized in all the countries that have signed the Berne Convention.

         We have filed applications for trademark protection with the INPI
(Institut National de la Propriete Industrielle), which is the French public agency for trademark and patent protection, for all of our principal trade names and the applications are pending.

GOVERNMENT REGULATION

         The manufacture and marketing of the GPS devices we sell are not subject to specific governmental laws or regulations in the jurisdictions in which we do business.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         At May 1, 2005, our directors, executive officers and significant employees were as set forth in the following table. All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Our officers are elected by the Board and serve until the annual meeting of the Board of Directors and until their successors have been elected and qualify.

                                      -30-

NAME                    AGE        POSITION
----                    ---        --------

Marc Asselineau         48         President and Director, since October, 2001

Bernard Bouverot        40         Chief Technology Officer, Secretary and
                                   Director, since February 2003

Jean Michel Gal         58         Chief Financial Officer and Director, since
                                   December 2002

Frederic Massiot        40         Technical Sales Vice President of Irisio,
                                   since May, 2003

MARC ASSELINEAU- Mr. Asselineau was a founder of STI in 2001 and has served STI as Chief Executive Officer and a Director since that time, as well as non-executive Managing Director of the Supervisory Board of Irisio since its acquisition by STI. He has served as a marketing consultant at a newly-formed company, OOJOB America, which is engaged in behavioral and professional assessments, since 2003. Prior to that time, he served as consultant to
Finbucorp, Inc., a company specializing in medical software, between 1999 and
2002, and as a director and consultant to Patient Online, Inc., a company specializing in electronic medical records, between 2000 and 2001. Mr.
Asselineau graduated from the University of Aix-en-Provence in France, legal section in 1977-78.

BERNARD BOUVEROT- Mr. Bouverot has served as Chief Technology Officer, Secretary and a Director of STI since February 2003, and as General Manager of Irisio since January, 2004. He is also the President and Chief Executive Officer of
Poseidis S.A., a French company presently engaged in water treatment processes.
Prior to joining STI, Mr. Bouverot was employed as a consultant at Matthew
Morris, Inc., a company engaged in commercial and financial consulting, between
October 2002 and January 2003 (see "Related Transactions" above). Prior to that,
Mr. Bouverot was the Director of Development of CEFCA-Blue Industries, a French
company engaged in water treatment in less developed countries, between August
2001 and September 2002. Prior to that, Mr. Bouverot was the President and Chief
Executive Officer of Smart It, S.A., a company specializing in smart cards, from
1998 to July 2001. Mr. Bouverot has an engineering degree from Ecole des Arts et
Metiers and a DESS (graduate business degree) in Finance from Dauphine, France.

JEAN-MICHEL GAL- Mr. Gal has served as Chief Financial Officer and a Director of
STI since October 2002. He has served as a marketing consultant at OOJOB
America, a company engaged in behavioral and professional assessments, since
2003. Mr. Gal served as a director and consultant to Patient Online, Inc., a company specializing in electronic medical records, between 2000 and 2002, and also as a consultant to Wall Street Systems, Inc., a software company specializing in fixed income and foreign exchange products, between 2000 and
2001. Prior to that date, Mr. Gal served as acting Chief Financial Officer of
Madison Pharmacy, Inc., a company specializing in hormone replacement therapy, between 1999 and 2001. Mr. Gal has an MBA from Columbia University and a law degree and diploma from the "Institut d'Etudes Politiques" in Paris.

                                      -31-

FREDERIC MASSIOT- Frederic Massiot has served as the Technical Sales Vice
President of Irisio since May 2003. From April 2001 until May 2003, he was owner and manager of Irisio. Prior to April 2001, Mr. Massiot was in charge of exports at GScom, a French company specializing in radio communications. Mr. Massiot has a professional degree in electronics. None of such persons is related to one another.

COMPENSATION

         Our directors do not receive compensation for acting as directors.
During our last fiscal year, 2004, our officers and directors received compensation as follows:

                                   CAPACITIES IN WHICH             AGGREGATE
NAME OF INDIVIDUAL OR GROUP        COMPENSATION WAS RECEIVED     COMPENSATION
---------------------------        -------------------------     ------------
Marc Asselineau                    Chief Executive Officer          $50,000

Bernard Bouverot                   Chief Technology Officer and     $139,000
                                   General Manager of Irisio

Jean-Michel Gal                    Chief Financial Officer          $50,000
All officers and directors as                                       $239,000
a group (3 persons)

         Messrs. Marc Asselineau and Jean-Michel Gal, our chief executive and chief financial officers, respectively, currently devote full-time to our operations. Both are employees at will, i.e. without an employment contract.
They each currently receive $8,000 per month for their services ($96,000 annually), from which they pay the expenses incurred by them in connection with working for the Company. Mr. Gal has received a letter of intent from the
Company that specifies that, upon the start of commercial operations in the
U.S., he will receive an employment contract that will include salary, benefits and stock options.

         Mr. Bernard Bouverot, our Chief Technology Officer and General Manager
of Irisio and director, and Mr. Frederic Massiot, the Technical Sales Vice
President of Irisio and a significant employee, are employed full-time by the
Company pursuant to employment agreements. Mr. Bouverot is employed to perform the functions of a general manager under a contract with Irisio dated January 8,
2004 at an annual salary of (euro)70,000 ($91,000); he also receives $48,000 annually from STI without contract for performing his function of Chief
Technology Officer. His contract with Irisio is for an unspecified term subject to three-month notice of termination (except for fraud or gross negligence) and provides for vacation time and reimbursement of business expenses Mr. Massiot is employed as technical sales vice president under a contract dated May 2, 2003 at an annual salary of (euro)48,000 ($62,400). His contract is for an unspecified term subject to three-month notice of termination (except for fraud or gross negligence) and provides for vacation time and reimbursement of business expenses Mr. Massiot's contract also contains a non-compete provision applicable to the six-month period after any cessation of his employment by the Company.

         We do not provide officers or other employees with pension, stock appreciation rights, option or other plans but have the intention of implementing such plans in the future.

         We have not granted any stock options to any employee of the Company, but we intend to adopt a restricted employee stock option plan at some time in the future. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to

                                      -32-

purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved when such plan is implemented.

         We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. For our U.S.
employees, we also intend to adopt a retirement plan, such as a 401(k)
retirement plan and to implement an employee health plan comparable to the industry standard. Our employees in France are currently covered by state-mandated retirement and medical insurance plans. Establishment of such plans and their implementation will be at the discretion of the Board of
Directors. Any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and any options granted will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

                              SECURITIES OWNERSHIP
                    OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         The following table summarizes certain information with respect to the beneficial ownership of shares, immediately prior to and after this offering.
The following table sets forth information as of May 1, 2005 regarding the ownership of common stock by each officer, each director, and all officers and directors as a group, and by each shareholder known to be the owner of more than
5% of the outstanding shares,. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned. We have not issued any options to purchase shares.

                                    AMOUNT OWNED            AMOUNT OWNED
NAME AND ADDRESS                    BEFORE OFFERING(1)      AFTER OFFERING(1)
--------------------                ------------------      -----------------
Marc Asselineau                     600,000(31%)            600,000(31%)
682 Aaron Court, Building #6,
Kingston, NY 12401

Bernard Bouverot                    -0-                     -0-
5 rue du Chevalier Saint George,
75008 Paris, France

Jean-Michel Gal                     -0-                     -0-
682 Aaron Court, Building #6,
Kingston, NY 12401

All officers and directors          600,000(31%)            600,000(31%)
as a group (3 persons)

Christophe Giovanetti   (2)         145,402(7.5%)           -0-
21 Chemin des Seujets
74920 Combloux, France

                                      -33-

-----------
(1) Percentages are based upon 1,934,908 shares of our common stock issued and outstanding as of May 1, 2005.

(2) See footnote 2 to table under "Selling Shareholders" above. Also, see
"Related Party Transactions" below.

                           RELATED PARTY TRANSACTIONS

         During the last three fiscal years, the following transactions occurred in which any of our affiliates had a material interest.

         Mr. Marc Asselineau, our chief executive officer and a director, was paid 600,000 shares of common stock in 2001 in return for services rendered, which included the preparation of STI's charter documents, legal research, assistance with the preparation of business plans, consultation on the website design and the review and analysis of STI's financial requirements. The shares were issued at their par value of $0.0001, or a total of $60, which was determined to be fair by the founders of the Company, in view of the fact that the company had not yet developed any products and that there was no market for the shares.

         A founder of the Company, Mr. Christophe Giovanetti is the sole owner of Matthews Morris Inc. and 49% owner of DMI Joaillerie, which own 100,000 shares and 45,502 shares of common stock, respectively. They propose to sell all of such shares under this prospectus. Matthews Morris Inc. is an investment banking and financial consulting firm, and DMI Joaillerie is engaged in the conception, design and wholesale distribution of jewelry. All of such shares were issued for services rendered to STI in connection with the founding of STI, including providing a feasibility study as well as the seed working capital on an informal basis to start the business.. The shares were issued at their par value of $0.0001, or a total of $14.45, which was determined to be fair by the founders of the Company, in view of the fact that the company had not yet developed any products and that there was no market for the shares.

         Matthews Morris Inc. is the owner of the property located at 5 rue du
Chevalier St. George, 75008 Paris, France, which entered into a three-year renewable lease for 1,000 square feet with Irisio dated September 1, 2004 and provides office services and furnishings, for an annual rent of $84,000. In addition, Irisio had formerly leased 1,000 square feet of office space at 414 rue St. Honore, 75008 Paris, France on a month-to month basis for $800 per month. We believe that these leases were made at rates and on terms equivalent to those obtainable in arms-length transactions.

         Matthews Morris Inc. has been instrumental in locating intermediaries with contacts with investors mainly in the central area of France and to a lesser extent elsewhere in Europe, who have purchased the shares in successive private placements since 2001 to the present. (See "The Company - Funding of the
Company" above.) Matthews Morris Inc. entered into a contract with the Company on June 22, 2004 to render consulting services for a new business plan strategy for consideration of 3,600 shares of common stock.

         Mr. Bouverot and Mr. Frederic Massiot, Vice President of Irisio, have employment agreements with the Company (see "Directors, Executive Officers and
Significant Employees - Compensation" above).

                                      -34-

                                   LITIGATION

         There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against us, our officers or directors.

                        ABSENCE OF CURRENT PUBLIC MARKET

         There is no established public trading market for our shares. Our shares are not and have not been listed or quoted on any exchange or quotation system. Although we intend to cause the shares to be quoted on the OTCBB, there can be no assurance that any market maker will agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCBB. Nor can we give any assurance that such an application for quotation will be approved or that a regular trading market will develop or that, if developed, it will be sustained.

                              DESCRIPTION OF STOCK

COMMON STOCK

         We are authorized to issue 50,000,000 shares of common stock, $0.0001 par value. As of May 1, 2005, we have 1,934,908 shares of our common stock outstanding. All of the shares of common stock offered under this prospectus are duly authorized, validly issued, fully paid and non-assessable.

         All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

DIVIDENDS

         The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of
Directors may determine. We do not expect to pay dividends for the foreseeable future.

PREFERRED STOCK

         We are authorized to issue 10,000,000 shares of preferred stock,
$0.0001 par value. The issuance of preferred stock does not require approval by our shareholders. Preferred shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights.
Currently, we have no issued and outstanding preferred shares and none are contemplated.

                                      -35-

TRANSFER AGENT

         The transfer agent for our common stock is Interwest Transfer Company, whose offices are located at 1981 East Murray Holliday Rd., Salt Lake City, Utah
84117.

CERTAIN PROVISION OF FLORIDA LAW

         Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a "control share acquisition" unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

1.   one-fifth or more, but less than one-third of such voting power;

2.   one-third or more, but less than a majority of such voting power; or

3.   more than a majority of such voting power.

         Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.

              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our directors and officers may be indemnified against personal liability as provided by the Florida Statutes and our Articles of Incorporation
and Bylaws. We have been advised that in the opinion of the Securities and
Exchange Commission indemnification for liabilities arising under the Securities
Act of 1933 is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

                                  LEGAL MATTERS

         Certain legal matters in connection with the registration under the
Securities Act of 1933 of the shares covered by this prospectus will be passed upon by Fox Horan & Camerini LLP, New York, New York. The validity of the shares of common stock covered by this prospectus will be passed upon for STI by
Newman, Pollock & Klein LLP, Boca Raton, Florida.

..
                                     EXPERTS

         The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. The firm has been the auditors for
Smart Technology, Inc. since its inception and there have been no changes in accountants or disagreements with them.

                                      -36-

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

         No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Company or any of its parents or subsidiaries. No such person was connected with the Company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

                              AVAILABLE INFORMATION

         We have filed a registration statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information in the registration statement and the exhibits thereto. Certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC's Main Office at 450 Fifth Avenue NW,
Washington, DC 20549.

         Copies of the registration statement can be obtained from the Public
Reference Section of the SEC's main office at the prescribed rates. Statements made in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

         For further information about us and the shares of common stock offered by the Selling Shareholders, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website at http:// www.sec.gov.

                                      -37-

                          INDEX TO FINANCIAL STATEMENTS



                                       F-1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Smart Technology, Inc.
West Palm Beach, Florida

We have audited the accompanying restated consolidated balance sheets of Smart
Technology, Inc., as of December 31, 2004 and 2003, and the related restated
consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smart
Technology, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended
December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We initially issued a Report of Independent Auditor (Report) on the 2003 financial statements dated April 20, 2004. Subsequent to the report date, management of the Company discovered three material, in amount, errors in those financial statements. One error was a mis-posting, and the other two, related to each other, were the result of a Company staff not being familiar with a French
GAAP - US GAAP difference relating to research and development expenses. These errors required the restatement of the Company's financial statements resulting in an additional charge to loss of $90,369.

                                                Durland & Company, CPAs, P.A.

Palm Beach, Florida
March 22, 2005

                                       F-2

                             SMART TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEET


                                                                                                 Restated
                                                                   March 31,    December 31,    December 31,
                                                                      2005          2004            2003
                                                                  -----------   ------------    ------------
                              ASSETS                              (unaudited)

CURRENT ASSETS
  Cash                                                           $   696,006    $   587,016    $   347,049
  Accounts receivable, (net of reserve of $69,330 and $71,479)       138,387        415,237         70,931
  VAT tax receivable                                                       0              0         12,585
  Inventory                                                          261,090        116,375         59,254
                                                                 -----------    -----------    -----------
          Total current assets                                     1,095,483      1,118,628        489,819
                                                                 -----------    -----------    -----------
FIXED ASSETS
  Equipment                                                          103,455        101,402         34,293
  Software                                                           532,761        396,993         66,204
  Less: accumulated depreciation and amortization                    (65,375)       (36,611)        (6,965)
                                                                 -----------    -----------    -----------
          Total fixed assets                                         570,841        461,784         93,532
                                                                 -----------    -----------    -----------
OTHER ASSETS
   Deposits and other assets                                          19,491         21,563          1,503
   Goodwill                                                           19,139         19,139         19,139
                                                                 -----------    -----------    -----------
                                                                      38,630         40,702         20,642
                                                                 -----------    -----------    -----------
Total Assets                                                     $ 1,704,954    $ 1,621,114    $   603,993
                                                                 ===========    ===========    ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                               $   332,210    $   323,183    $   101,770
  Accrued expenses                                                   147,486         91,787         15,373
  VAT taxes payable                                                    8,820            429              0
  Reserve for foreign currency exchange loss                          13,080         13,485              0
                                                                 -----------    -----------    -----------
          Total current liabilities                                  501,596        428,884        117,143
                                                                 -----------    -----------    -----------
Total Liabilities                                                    501,596        428,884        117,143
                                                                 -----------    -----------    -----------
STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized
      10,000,000 shares; 0 issued and outstanding                          0              0              0
  Common stock, $0.0001 par value, authorized
      50,000,000 shares; 1,904,792, 1,845,245 and
      1,350,618 issued and outstanding, respectively                     190            185            135
  Additional paid-in capital                                       4,639,943      4,342,213      1,862,994
  Accumulated comprehensive income (loss)                             16,829         20,796        (12,382)
  Stock subscriptions receivable                                           0              0              0
  Accumulated deficit                                             (3,453,604)    (3,170,964)    (1,363,897)
                                                                 -----------    -----------    -----------
          Total stockholders' equity                               1,203,358      1,192,230        486,850
                                                                 -----------    -----------    -----------
Total Liabilities and  Stockholders' Equity                      $ 1,704,954    $ 1,621,114    $   603,993
                                                                 ===========    ===========    ===========


     The accompanying notes are an integral part of the financial statements

                                       F-3

                             SMART TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                                              Year Ended
                                                      Three Months      Three Months        Year Ended       December 31,
                                                          Ended              Ended         December 31,          2003
                                                      March 31, 2005    March 31, 2004         2004            Restated
                                                      --------------    --------------    --------------    --------------
                                                       (unaudited)        (unaudited)

REVENUES                                              $      406,584    $       37,197    $      804,582    $      170,235

COST OF SALES                                                155,056            32,938           528,344            99,311
                                                      --------------    --------------    --------------    --------------
     GROSS MARGIN                                            251,528             4,259           276,238            70,924

OPERATING EXPENSES
   Salaries                                                   82,893            91,475           263,631           223,103
   General and administrative expenses                        42,087            10,129           250,577           313,296
   Consultants                                               194,203            12,400           860,525           118,355
   Professional fees                                          48,990            20,000           270,360            43,537
   Rent                                                       38,912             7,720           105,711            92,434
   Travel & entertainment                                     22,297                 0             4,687            24,107
   Research & development                                     71,528                 0           228,677            44,044
   Depreciation                                               29,577             2,088            26,533             5,534
                                                      --------------    --------------    --------------    --------------
     Total expenses                                          530,487           143,812         2,010,701           864,410
                                                      --------------    --------------    --------------    --------------
Loss from operations                                        (278,959)         (139,553)       (1,734,463)         (793,486)

OTHER INCOME (EXPENSE)
   Reserve for foreign exchange transaction losses                 0                 0           (12,296)                0
   Reserve for bad debt expense                                    0                 0           (62,550)           (2,386)
   Interest expense                                              (22)                0               (64)              (80)
   Interest income                                                 0                 0                10             1,342
   Foreign currency transaction gain (loss)                  (12,559)                0             2,296            (2,021)
                                                      --------------    --------------    --------------    --------------

     Total other income (expense)                            (12,581)                0           (72,604)           (3,145)
                                                      --------------    --------------    --------------    --------------
Net loss                                                    (291,540)         (139,553)       (1,807,067)         (796,631)

Other comprehensive income (loss)
   Foreign currency translation gain (loss)                   (3,967)            5,360            33,178            (7,140)
                                                      --------------    --------------    --------------    --------------

Comprehensive loss                                    $     (295,507)   $     (134,193)   $   (1,773,889)   $     (803,771)
                                                      ==============    ==============    ==============    ==============

Loss per weighted average common share                $        (0.16)   $        (0.10)   $        (1.06)   $        (0.63)
                                                      ==============    ==============    ==============    ==============
Number of weighted average common shares
outstanding                                                1,876,490         1,417,372         1,697,490         1,255,788
                                                      ==============    ==============    ==============    ==============



     The accompanying notes are an integral part of the financial statements

                                       F-4

                             SMART TECHNOLOGY, INC.
             RESTATED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                               ACCUM
                                                                ADDITIONAL      COMP       STOCK                        TOTAL
                                       NUMBER OF    COMMON       PAID-IN       INCOME/   SUBSCRIPT    ACCUMULATED    STOCKHOLDERS'
                                        SHARES       STOCK       CAPITAL       (LOSS)    RECEIVABLE     DEFICIT         EQUITY
                                      -----------  ---------  -------------  ----------  ----------  -------------  ---------------

BEGINNING BALANCE,  December 31, 2002   1,151,243  $    116   $   872,107    $      0    $       0   $   (567,266)   $     304,957
Shares issued for cash - $5.00/sh         145,842        14       723,227           0            0              0          723,241
Shares issued for services - $5.00/sh      46,573         5       232,860           0            0              0          232,865
Shares issued for acquisition               6,960         0        34,800           0            0              0           34,800
Other comprehensive income (loss)               0         0             0     (12,382)           0              0          (12,382)
Net loss                                        0         0             0           0            0       (796,631)        (796,631)
                                      -----------  ---------  -------------  ----------  ----------  -------------  ---------------
BALANCE, December 31, 2003              1,350,618       135     1,862,994     (12,382)           0     (1,363,897)         486,850

Shares issued for cash - $5.00/sh         422,977        42     2,120,977           0            0              0        2,121,019
Shares issued for services - $5.00/sh      71,650         8       358,242           0            0              0          358,250
Other comprehensive income (loss)               0         0             0      33,178            0              0           33,178
Net loss                                        0         0             0           0            0     (1,807,067)      (1,807,067)
                                      -----------  ---------  -------------  ----------  ----------  -------------  ---------------
BALANCE, December 31, 2004              1,845,245       185     4,342,213      20,796            0     (3,170,964)       1,192,230

Shares issued for cash - $5.00/sh          89,599         8       447,987           0            0              0          447,995
Shares repurchased - $5.00/sh             (28,272)       (3)     (141,357)          0            0              0         (141,360)
Shares issued in error cancelled           (1,780)        0        (8,900)          0            0          8,900                0
Other comprehensive income (loss)               0         0             0      (3,967)           0              0           (3,967)
Net loss                                        0         0             0           0            0       (291,540)        (291,540)
                                      -----------  ---------  -------------  ----------  ----------  -------------  ---------------
ENDING BALANCE, March 31, 2005
(unaudited)                             1,904,792  $    190   $ 4,639,943    $ 16,829    $       0   $ (3,453,604)   $   1,203,358
                                      ===========  =========  =============  ==========  ==========  =============  ===============


     The accompanying notes are an integral part of the financial statements

                                       F-5

                             SMART TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                           Three Months   Three Months                     Year Ended
                                                               Ended         Ended         Year Ended     December 31,
                                                             March 31,      March 30,     December 31,        2003
                                                               2005           2004            2004          Restated
                                                          -------------- --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:                       (unaudited)    (unaudited)

Net loss                                                  $   (291,540)  $   (139,553)   $  (1,807,067)   $   (796,631)
Adjustments to reconcile net loss to net cash used by
operating activities:
   Depreciation and amortization                                29,577          2,088           26,533           5,534
   Reserve for bad debt                                              0              0           65,175           2,386
   Stock issued for services                                         0         52,400          358,250         232,865
   Reserve for foreign exchange transaction losses                   0              0           12,296               0
   Prior year charge to consulting expense                           0              0                0          65,955
Changes in operating assets and liabilities:

   (Increase) decrease in accounts receivable                  261,818          1,910         (371,418)        (15,772)
   (Increase) decrease in inventory                           (146,786)       (21,416)         (47,843)        (44,931)
   (Increase) decrease in VAT taxes                              8,322         12,459           12,767         (11,746)
   (Increase) decrease in deposits and other assets              1,827         (7,461)          (5,663)            175
   Increase (decrease) in accounts payable                      19,037        (70,245)         194,529          52,723
   Increase (decrease) in accrued expenses                      21,635         20,765           70,338          14,310
                                                          -------------- --------------  --------------  --------------
Net cash used by operating activities                          (96,110)      (149,053)      (1,492,103)       (495,132)
                                                          -------------- --------------  --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Acquisition of fixed assets                                  (5,045)             0          (12,338)        (26,932)
   Acquisition of software                                    (146,281)             0         (296,883)        (59,163)
                                                          -------------- --------------  --------------  --------------
Net cash from investment activities                           (151,326)             0         (309,221)        (86,095)
                                                          -------------- --------------  --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Repayment of bank overdraft                                       0              0                0          (6,911)
   Repurchase of shares                                        (92,250)             0                0               0
   Proceeds from issuance of common stock                      477,995        120,805        2,121,020         723,241
                                                          -------------- --------------  --------------  --------------
Net cash provided by financing activities                      385,745        120,805        2,121,020         716,330
                                                          -------------- --------------  --------------  --------------
Effect of exchange rates on cash                               (29,319)             0          (79,729)        (97,917)
                                                          -------------- --------------  --------------  --------------
Net increase (decrease) in cash                                108,990        (28,248)         239,967          37,186
                                                          -------------- --------------  --------------  --------------
CASH, beginning of period                                      587,016        309,863          347,049         309,863
                                                          -------------- --------------  --------------  --------------
CASH, end of period                                       $    696,006   $    281,615    $     587,016    $    347,049
                                                          ============== ==============  ==============  ==============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Interest paid in cash                                  $         22   $          0    $          62    $         80
                                                          ============== ==============  ==============  ==============
NON-CASH FINANCING ACTIVITIES:

   Common stock issued for acquisition                    $          0   $          0    $           0    $     34,800
                                                          ============== ==============  ==============  ==============
   Common stock previously issued for services cancelled  $     (8,900)  $          0    $           0    $          0
                                                          ============== ==============  ==============  ==============


     The accompanying notes are an integral part of the financial statements

                                       F-6

                             SMART TECHNOLOGY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Information with regard to the three months ended
                      March 31, 2005 and 2004 is unaudited)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     THE COMPANY Smart Technology, Inc. (the Company) is a Florida chartered corporation which conducts business from its headquarters in West Palm
     Beach, Florida. The Company was incorporated on May 14, 2001 and has elected December 31 as its fiscal year end. The Company sells GPS related products, principally in Europe at present. The following summarize the more significant accounting and reporting policies and practices of the
     Company:

     A) USE OF ESTIMATES The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     B) NET LOSS PER SHARE Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     C) STOCK COMPENSATION FOR SERVICES RENDERED The Company issues shares of common stock in exchange for services rendered, generally to third parties.
     The costs of the services are valued according to generally accepted accounting principles and have been charged to operations. The Company has used the same price per share as the shares sold for cash since restricted shares have been issued in each case.

     D) SIGNIFICANT ACQUISITION In March 2003, the Company entered into an agreement to acquire Irisio, S.A.R.L., a French corporation, (See note 7 below)

     E) PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Smart Technology, Inc. and its wholly owned subsidiary. Inter-company balances and transactions have been eliminated.

     F) REVENUE RECOGNITION The Company's revenue is the sale of its products.
     The Company records revenue when earned under its sales contract, upon delivery and acceptance of the product.

     G) FOREIGN CURRENCY TRANSACTION AND TRANSLATION GAINS (LOSSES) The
     principal operating entity of the Company is its subsidiary, Irisio,, which is located in France. The functional currency of Irisio is the Euro. On a consolidated basis, the Company's reporting currency is the US Dollar. The
     Company translated the income statement items using the average exchange rate for the period and balance sheet items using the end of period exchange rate, except for equity items, which are translated at historical rates, in accordance with SFAS 52.

     H) VAT TAX RECEIVABLE/PAYABLE In France, as in many other countries, the government charges a Value Added Tax, (VAT), that is similar in nature to sales tax in the US. There are three major differences. First is that VAT is charged at each point of sale. Second is that there are no exemptions from the collection of VAT. Finally, each company files a VAT return with the government monthly reflecting the gross VAT collected and VAT paid. If the VAT paid is greater than the amount collected, the Company receives a refund from the government approximately five months later.

     I) CASH AND EQUIVALENTS The Company considers investments with an initial maturity of three months or less as cash equivalents.

                                       F-7

     J) PROPERTY AND EQUIPMENT All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred. Depreciation expense was
     $29,577, $2,088, $26,533 and $5,534 for the three months ended March 31,
     2005 and 2004 and the years ended December 1, 2004 and 2003, respectively.

     K) SIGNIFICANT RISKS The majority, 97%, of the Company's assets and 100% of the current revenue generating business operations are located in France.
     The Company is concentrating its revenue producing efforts primarily in
     Western Europe at present, although it hopes to begin revenue producing efforts in North America in the near future. Beginning in the first quarter of 2005, the Company added an additional supplier to the one supplier of goods for resale previously. The Company's customers are diverse and generally not repeat purchasers.

     L) INVENTORY The Company's inventory is totally comprised of finished goods available for immediate resale. The Company now also has an agreement with its vendors regarding defective goods, but not for obsolete goods.
     Generally the Company only orders inventory when it has purchase orders for near-term resale.

     M) INTERIM FINANCIAL INFORMATION The financial statements for the three months ended March 31, 2005 and 2004, are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature.
     The results for the three months are not indicative of a full year results.

(2)  STOCKHOLDERS' EQUITY The Company has authorized 50,000,000 shares of
     $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had
     1,904,792 shares of common stock issued and outstanding at March 31, 2005.
     The Company had issued none of its shares of preferred stock at March 31,
     2005.

     In May 2001, the Company issued 815,775 shares of common stock to its founders for services rendered in connection with the organization of the
     Company, valued at par value or $82. In June 2001, the Company sold 40,029 shares of common stock for $40,029 in cash. From August through December
     2001, the Company sold 139,355 shares of common stock for $282,670 in cash and $65,732 in stock subscriptions receivable, or $2.50 per share. In
     November and December 2001, the Company issued 31,853 shares of common stock for services valued at $79,633, or $2.50 per share. In the first quarter of 2002, the Company sold 98,226 shares of common stock for
     $294,678, or $3.00 per share. In the third and fourth quarters of 2002, the
     Company sold 17,486 shares of common stock for $87,202, or $5.00 per share.
     The Company received $65,732 in cash for the stock subscriptions receivable. In the first quarter of 2002, the Company issued 8,519 shares of common stock for services valued at $22,187, or $2.60 per share.

     During 2003, the Company issued 145,842 shares of restricted common stock in exchange for $723,241 in cash, or approximately $5 per share. During
     2003, the Company issued 46,573 shares of restricted common stock in exchange for services valued at $232,865, or $5 per share. In March 2003, the Company issued 6,960 shares of restricted common stock, valued at
     $34,800 to acquire Irisio, SARL, a French company in the same line of business.

                                       F-8

     During 2004, the Company issued 422,977 shares of restricted common stock in exchange for $2,028,769 in cash and a stock subscription of $92,250, or
     $5 per share. At December 31, 2004, 17,087 of these shares had not been physically issued by the Company's transfer agent, but the Company had received the subscription agreement and the cash, therefore the Company is accounting for the shares as if issued. The shares were physically issued
     January 4, 2005. During 2004, the Company issued 71,650 shares of restricted common stock in exchange for services valued at $358,250, or $5 per share.

     In the first quarter of 2005, the Company issued 89,599 shares of restricted common stock in exchange for $447,995 in cash, or $5 per share, and repurchased 28,272 shares from two investors, amounting to $141,360, or
     $5 per share and cancelled 1,780 shares that the Company discovered had been issued for services in error, with a value of $8,900, or $5 per share.

(3)  INCOME TAXES Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $3,437,400 expiring
     $266,500, $1,807,000, $796,600, $448,300 and $119,000 at December 31, 2025,
     2024, 2023, 2022 and 2021, respectively. The amount recorded as deferred tax asset as of March 31, 2005 is approximately $1,375,000 which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)  RELATED PARTIES See Note (2) for shares issued for services to founders.

(5)  SOFTWARE In 2003, 2004 and 2005, the Company contracted a third party to develop software for the Company and is being amortized over its remaining estimated useful life.

(6)  CORRECTION OF ERRORS AND FINANCIAL STATEMENT RESTATEMENT Early in 2004, the
     Company determined that several errors had been made that were included in previously published financial statements for the year ended December 31,
     2003. The Company determined that one item was mis-posted in the Company's records and that two errors, related to each other, occurred due to a misunderstanding by the accountants in France, in the preparation of the consolidation, of a French GAAP - US GAAP difference. The mis-posting was the write-off of prior year consulting expense, ($65,955), accidentally posted to Additional paid-in capital instead of the proper expense account.
     Additionally, the Company completed in-house research and development during the year amounting to $44,044 and paid a third party $66,204 to develop certain software programming for the Company. Under French GAAP, both of these items are capitalized and amortized. Under US GAAP, only that purchased from third-parties may be capitalized and amortized. In addition, under French GAAP, the cost is expensed in the income statement,
     ($110,248), and is relocated to the balance sheet via a credit to revenues., ($103,207, net of amortization). In addition the Company realized that it had recorded the shares issued to effect the acquisition of Irisio, SARL at $30,000, which was the negotiated Euro sale price, instead of $34,800, or $5.00 per share. This increase also increased goodwill recorded resulting from the acquisition by $4,800. The effect of these changes are reflected in the accompanying restated financial statements and the effect of the corrections are summarized below:

                                                      2003
                                                 --------------
     Net loss, as previously reported            $    (706,262)
     Mis-posting of consulting expense                 (65,955)
     Reduction of revenue                             (103,207)
     Reduction of expense                               78,793
                                                 --------------
     Total effect of changes on Operating
       Loss and Total loss                             (90,369)
                                                 --------------
     Net loss, as restated                       $    (796,631)
                                                 ==============

                                       F-9

(6)  CORRECTION OF ERRORS AND FINANCIAL STATEMENT RESTATEMENT, (CONTINUED)

     Earnings per share, as previously
       reported                                  $      (0.56)
     Total effect of changes                            (0.07)
                                                 -------------
     Earnings per share, as restated             $      (0.63)
                                                 =============

As part of the Company's scrutiny of its books as a result of the errors discussed above, the Company also discovered that 1,780 shares of common stock had been issued for services in 2002 in error. These shares were returned to the
Company's treasury and cancelled in 2005. These shares were valued at $5 per share when issued, for a total of $8,900. The effect of the corrections are summarized below:

                                                     2002
                                                 --------------
     Net loss, as previously reported            $    (448,353)
     Reduction of consulting expense                     8,900
                                                 --------------
     Total effect of changes on Operating
       Loss and Total loss                              (8,900)
                                                 --------------
     Net loss, as restated                       $    (439,453)
                                                 ==============
     Earnings per share, as previously
        reported                                 $       (0.39)
     Total effect of changes                             (0.00)
                                                 --------------
     Earnings per share, as restated             $       (0.39)
                                                 ==============

(7)  PURCHASE OF IRISIO - MARCH 2003 As stated in footnote (1)d), the Company acquired 100% of the issued and outstanding stock of Irisio, SARL, a French company, which was then currently involved in the sale of products that were similar or competing with the Company's. The acquisition was negotiated at arms length as the Company and Irisio, nor any of the principal individuals - stockholders or officers were related in any way prior to the acquisition. At December 31, 2002 Irisio had $59,000 of assets, 79% of which was accounts receivable, and $41,200 of liabilities,
     100% of which were normal trade payables and accruals. It recorded a profit in 2002 of approximately $10,000. The parties agreed to a purchase price of
     30,000 Euros, (approximately $34,800) and then negotiated the number of shares, 6,960, or $5.00 per. As a result of this transaction the Company reported goodwill in the amount of $19,139.

                                      F-10

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by Smart Technology, Inc., the Selling Shareholders or any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The delivery of this Prospectus or any sale made under it does not imply that the information contained herein is correct as of any time subsequent to its date

                                     -------

     Until __________, 2005 (90 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this offering, may be required to deliver a current copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Florida law, a director of Smart Technology is not personally liable for monetary damages to Smart Technology or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to pet-form, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of Smart
Technology to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of Smart Technology, or willful misconduct; or (5) a proceeding by or in the right of someone other than Smart Technology or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

     (1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, Smart Technology, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

     (2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

     (3) The transaction was fair and reasonable to Smart Technology at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

     Our Articles of Incorporation as amended provide the following:

                          "ARTICLE XI. INDEMNIFICATION

     The Corporation shall indemnify its Officers, Directors, Employees and
Agents in accordance with the following:

(a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative
(other than an action by or in the right of the

Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the
Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful.

     The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

(b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'
fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the
Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the
Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or mailer therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article.
Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in
Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such

amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

(g) The indemnification provided by this Article shall not be deemed exclusive of any other tights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

     Our Bylaws provide the following:

                                   ARTICLE XI
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

     Except as provided herein below, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

     Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of
Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

     To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees)

actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above. "

     Further, Section 601.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly- held Florida corporation that are acquired in a `control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:(i) one-fifth or more, but less than one-third of such voting power:
(ii)one-third or more, but less than a majority of such voting power; and,
(iii)more than a majority of such voting power. The Articles of Incorporation of
Smart Technology exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of Smart Technology.

ITEM 2. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTIONS

     The expenses of this offering are estimated as follows: *

--------------------------------------------------------------------------------
SEC Registration Fee                                        $     689.41
--------------------------------------------------------------------------------
Blue Sky Fees and Expenses                                      5,000
--------------------------------------------------------------------------------
Legal Fees and Expenses                                       125,000
--------------------------------------------------------------------------------
Accounting Fees and Expenses                                   50,000
--------------------------------------------------------------------------------
Printing and Engraving Expenses                                 2,000
--------------------------------------------------------------------------------
Miscellaneous                                                   4,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                                                       $ 186,689.41
--------------------------------------------------------------------------------

----------
* All amounts other than the SEC registration fee are estimated.

ITEM 3. UNDERTAKINGS

     The undersigned small business issuer Registrant hereby undertakes that it will:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

     (i) include any prospectus required by Section 10(a) (3) of the Securities
Act of 1933 ;

     (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration
Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate

offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the
Registrant pursuant to the provisions described under Item 15 of this registration statement , or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

     During the twelve months preceding the date of filing of this registration statement, the Registrant issued and sold an aggregate of 345,834 shares of restricted common stock at $5.00 per share for a total of $1,729,170. All of such shares were sold in offshore transactions to investors in France who were
non-U.S. persons, in reliance upon Regulation S under the Securities Act of
1933. None of such investors was an affiliate of the Registrant.

     During the twelve months preceding the date of filing of this registration statement, the Registrant also issued 40,586 shares of restricted common stock in exchange for services valued at $202,930, or $5 per share. Of such shares,
3,600 shares were issued to Matthews Morris Inc., an affiliate of the
Registrant, for services valued at $18,000. Such shares were issued pursuant to the exemption provided in Section 4(2) of the Securities Act of 1933.

ITEM 5. INDEX TO EXHIBITS

                                                                        SEQ.
EXHIBIT NO.      DESCRIPTION                                            PAGE NO.

2.1         *    Articles of Incorporation of Registrant

2.2         *    Amendment to the Articles of Incorporation of
                 Registrant

2.3         *    Bylaws of Registrant

3.1         *    Form of Common Stock Certificate of Registrant

6.1         *    Value Added Reseller Agreement between the Registrant
                 and GAP, AG dated February 5, 2003.

6.2         *    Sale of Shares Agreement between the Registrant and
                 Frederic Massiot dated March 24, 2003.

6.3         *    Lease between Matthews Morris & Irisio covering 5 rue
                 de Chevalier Paris, France dated September 1, 2004

6.4         *    Consulting Agreement between Matthews Morris, Inc.
                 and the Registrant dated June 22, 2004.

6.5         *    Employment Contract with Frederic Massiot dated May
                 23, 2003

6.6         *    Employment Agreement with Bernard Bouverot dated
                 January 8, 2004

6.7              Distributor Agreement between Mobi-Click AG and         page 58
                 Irisio dated December 1, 2004

6.8              Distribution Contract between PTV Online SA and         page 64
                 Irisio dated November 22, 2004

6.9              Contract for supply of software development services    page 70
                 between Soprane SA and Irisio dated October 6, 2004

10.1        *    Consent of Durland & Company, CPAs, P.A., auditors

10.2        *    Consent of Newman, Pollack & Klein LLP, counsel
                 (included in Exhibit 11)

10.3        *    Consent of Fox Horan & Camerini LLP, counsel, dated
                 May 25, 2005

10.4             Updated consent of Durland & Company, CPAs, P.A.,
                 auditors, dated May 24, 2005

10.5             Updated consent of Newman, Pollack & Klein LLP,
                 counsel (included in Exhibit 11.1)

10.6             Updated Consent of Fox Horan & Camerini LLP, counsel

11          *    Opinion of Newman, Pollack & Klein LLP with respect
                 to validity of shares

11.1             Updated opinion of Newman, Pollack & Klein LLP with
                 respect to validity of shares, dated March 3, 2005
---------
* Previously furnished

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this amendment to the
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on May 20, 2005.

                                              Smart Technology, Inc.

                                              By: /s/ Marc Asselineau
                                                  ----------------------
                                              Marc Asselineau, President

     Pursuant to the requirements of the Securities Act of 1933, this
Registration Statement has been signed below by the following persons in the capacities indicated as of May 20, 2005

        NAME                                     TITLE

/s/ Marc Asselineau       Principal Executive Officer and Director
-------------------
Marc Asselineau

/s/ Jean-Michel Gal       Principal Financial  & Accounting Officer and Director
-------------------
Jean-Michel Gal

/s/ Bernard Bouverot      Director
-------------------
Bernard Bouverot